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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

                        PREFORMED LINE PRODUCTS COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

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                    OHIO                                        34-0676895
       (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
       INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NO.)
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   660 BETA DRIVE, MAYFIELD VILLAGE, OHIO                          44143
  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                      (ZIP CODE)
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              REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:
                                 (440) 461-5200

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
                                     (NONE)

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                     COMMON SHARES, $2 PAR VALUE PER SHARE

                                (TITLE OF CLASS)

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                               TABLE OF CONTENTS

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                                                                        PAGE
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
Cautionary Statement for "Safe Harbor" Purposes Under The Private
          Securities Litigation Reform Act of 1995....................    1
Item 1.   Business....................................................    2
Item 2.   Financial Information.......................................   12
Item 3.   Properties..................................................   15
Item 4.   Security Ownership of Certain Beneficial Owners and
          Management..................................................   17
Item 5.   Directors and Executive Officers............................   18
Item 6.   Executive Compensation......................................   19
Item 7.   Certain Relationships and Related Transactions..............   23
Item 8.   Legal Proceedings...........................................   24
Item 9.   Market Price of and Dividends on the Registrant's Common
          Equity and Related Stockholder Matters......................   24
Item 10.  Recent Sales of Unregistered Securities.....................   24
Item 11.  Description of Registrant's Securities to Be Registered.....   25
Item 12.  Indemnification of Directors and Officers...................   26
Item 13.  Financial Statements and Supplementary Data.................   28
Item 14.  Changes in and Disagreements with Accountants on Accounting
          and Financial Disclosure....................................   41
Item 15.  Financial Statements and Exhibits...........................   41
SIGNATURES............................................................   43
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CAUTIONARY STATEMENT FOR "SAFE HARBOR" PURPOSES UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995

     This Form 10 contains forward-looking statements regarding the Company's and management's beliefs and expectations. As a general matter, forward-looking statements are those focused upon future plans, objectives or performance (as opposed to historical items) and include statements of anticipated events or trends and expectations and beliefs relating to matters not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to the Company's operations and business environment, all of which are difficult to predict and many of which are beyond the Company's control. Such uncertainties and factors could cause the Company's actual results to differ materially from those matters expressed in or implied by such forward-looking statements.

     The Company believes that the factors set forth under the heading "Risk Factors" and the following factors, among others, could affect the Company's future performance and cause the Company's actual results to differ materially from those expressed or implied by forward-looking statements made in this registration statement:

     - The overall demand for cable anchoring and control hardware for electrical transmission and distribution lines on a worldwide basis, which has a slow growth rate in mature markets such as the United States, Canada, Japan and Western Europe;

     - The effect on the Company's business resulting from economic uncertainty within Asia-Pacific and Latin American regions;

     - Technology developments that affect longer-term trends for communication lines such as wireless communication;

     - The Company's success at continuing to develop proprietary technology to meet or exceed new industry performance standards and individual customer expectations;

     - The rate of progress in continuing to reduce costs and in modifying the Company's cost structure to maintain and enhance the Company's competitiveness;

     - The Company's success in strengthening and retaining relationships with the Company's customers, growing sales at targeted accounts and expanding geographically;

     - The extent to which the Company is successful in expanding the Company's product lines into new areas for inside plant;

     - The Company's ability to identify, complete and integrate acquisitions for profitable growth;

     - The potential impact of consolidation and deregulation among the Company's suppliers, competitors and customers;

     - The relative degree of competitive and customer price pressure on the Company's products;

     - The cost, availability and quality of raw materials required for the manufacture of products;

     - The effects of fluctuation in currency exchange rates upon the Company's reported results from international operations, together with non-currency risks of investing in and conducting significant operations in foreign countries, including those relating to political, social, economic and regulatory factors;

     - Changes in significant government regulations affecting environmental compliance;

     - The Company's ability to continue to compete with larger companies who have acquired a substantial number of the Company's former competitors; and

     - The continued limited availability of optical fiber in the marketplace that is used in conjunction with the Company's fiber optic products.

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ITEM 1.  BUSINESS

BACKGROUND

     Preformed Line Products Company ("the Company") is a leading international designer and manufacturer of products and systems employed in the construction and maintenance of overhead and underground networks for the energy, communications, cable (TV) provider, information (data communication) and other similar industries. The Company's primary products support, protect, connect, terminate and secure cables and wires. The Company also manufactures a line of products serving the voice and data transmission markets. The Company's goal is to continue to achieve profitable growth as a leader in the innovation, development, manufacture and marketing of technically advanced products and services related to energy, communications and cable systems and to take advantage of this leadership position to sell additional quality products in familiar markets.

     The Company serves a worldwide market through strategically located domestic and international manufacturing facilities. Each of the Company's domestic manufacturing facilities and many of the Company's foreign manufacturing facilities are ISO 9001 certified. The Company's customers include public and private energy utilities and communication companies, cable operators, financial institutions, governmental agencies, original equipment manufacturers, contractors and subcontractors, distributors and value-added resellers.

     The Company's products include:

     - Formed Wire and Related Hardware Products

     - Protective Closures

     - Data Communication Interconnection Devices

     Formed Wire Products are used in the energy, communications and cable industries to support, protect, terminate and secure both power conductor and communication cables and to control cable dynamics (e.g., vibration). These products are based on the principle of forming a variety of stiff wire materials into a helical (spiral) shape. Advantages of using the Company's helical formed wire products are that they are economical, dependable and easy to use. The Company introduced formed wire products to the power industry over 50 years ago and such products enjoy an almost universal acceptance in the Company's markets. Formed wire and related hardware products accounted for 46%, 52%, and 47% of the Company's revenues in 1998, 1999 and 2000, respectively.

     Protective Closures, including splice cases, are used to protect copper cable or fiber optic cable from moisture, environmental hazards and other potential contaminants. Protective closures accounted for 30%, 28% and 29% of the Company's revenues in 1998, 1999 and 2000, respectively.

     Data Communication Interconnection Devices are products used in high-speed data systems to connect electronic equipment. Data communication interconnection devices accounted for 24%, 20% and 24% of the Company's revenues in 1998, 1999 and 2000, respectively.

CORPORATE HISTORY

     The Company was incorporated in Ohio in 1947 to manufacture and sell helically shaped "armor rods," which are sets of stiff helically shaped wires applied on an electrical conductor at the point where it is suspended or held. Thomas F. Peterson, the Company's founder, developed and patented a unique method to manufacture and apply these armor rods to protect electrical conductors on overhead power lines. Over a period of years Peterson and the Company developed, tested, patented, manufactured and marketed a variety of helically shaped products for use by the electrical and telephone industries.

     The success of the Company's formed wire products in the United States led to expansion abroad. The first international license agreement was established in the mid-1950s in Canada. In the late 1950s the Company's products were being sold through joint ventures and licensees in Canada, England, Germany, Spain and Australia. Additionally, the Company began export operations and promoted products into other

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selected offshore markets. The Company continued its expansion program, bought out most of the original licensees, and, by the mid-1990s, owned complete operations in Australia, Brazil, Canada, Great Britain, Mexico, South Africa and Spain and held a minority interest in two joint ventures in Japan.

     Recognizing the need for a stronger presence in the fast growing Asian market, in 1996 the Company also formed a joint venture in China and, in 2000, became sole owner of this venture. All of the Company's international subsidiaries operate as independent business units with the necessary infrastructure (manufacturing, engineering, marketing and general management) to support local business activities. Each is staffed with local personnel at all levels to ensure that the Company is well versed in local business practices, cultural constraints, technical requirements and the intricacies of local client relationships.

     In 1968, the Company expanded into the underground telecommunications field by acquisition of the Smith Company located in California. The Smith Company had a patented line of buried closures and pressurized splice cases. These closures and splice cases protect copper cable openings from environmental damage and degradation. The Company continued to build on expertise acquired through the acquisition of the Smith Company and in 1995 introduced the highly successful Coyote closure line of products. Nine domestic and three foreign patents have been granted on the Coyote closure.

     In 2001, the Company introduced its new Armadillo closure, a plastic pressurized underground, buried and aerial splice case for copper voice, data and video cables. This new product is an alternative to the Company's stainless steel splice case, which for over 30 years has set an industry standard for waterproof, re-enterable underground and buried closures and aerial applications.

     In 1993, the Company purchased the assets of Superior Modular Products Company. Located in Asheville, North Carolina, Superior Modular Products is a technical leader in the development and manufacture of high-speed interconnection devices for voice, data and video applications. This acquisition was the catalyst to expand the Company's range of communication products to components for structuring cabling systems used inside a customer's premises.

     In 2000, the Company acquired Rack Technologies Pty., Limited, headquartered in Sydney, Australia. Rack Technologies is a specialist manufacturer of rack system enclosures for the communications, electronics and securities industries. This acquisition complements and broadens the Company's existing line of data communication products used inside a customer's premises.

     The Company's corporate headquarters is located at 660 Beta Drive, Mayfield Village, Ohio 44143, telephone number (440) 461-5200.

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                                  RISK FACTORS

OBSOLESCENCE; UNCERTAINTY OF MARKET ACCEPTANCE OF NEW PRODUCTS

     The energy, communications and cable operators industries are characterized by rapid technological change. The introduction of products embodying new technologies or the emergence of new industry standards can render existing products or products under development obsolete or unmarketable. For example, satellite, wireless and other communication technologies currently being deployed may represent a threat to copper, coaxial and fiber optic-based systems by reducing the need for wire-line networks. To date, however, the Company believes that these technologies have not had a significant impact on the demand for traditional wire-line network based services, and the Company anticipates that a number of factors, including network capacity requirements, existing investments in wire-line networks, security and long-term cost effectiveness, will result in continued growth of wire-line networks. However, there can be no assurance that future advances or further development of these or other new technologies will not have a material adverse effect on the Company's business, operating results and financial condition.

IMPORTANCE OF NEW PRODUCT DEVELOPMENT TO GROWTH

     The Company's ability to anticipate changes in technology and industry standards and to successfully develop and introduce new products on a timely basis will be a significant factor in the Company's ability to grow and remain competitive. New product development often requires long-term forecasting of market trends, development and implementation of new designs and processes and a substantial capital commitment. The trend toward consolidation of the communications and data communications industries may require the Company to quickly adapt to rapidly changing market conditions and customer requirements. Although the Company's manufacturing and marketing expertise has enabled it to successfully develop and market new products in the past, any failure by the Company to anticipate or respond in a cost-effective and timely manner to technological developments or changes in industry standards or customer requirements, or any significant delays in product development or introduction, could have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE ON THE ENERGY, COMMUNICATIONS, AND CABLE INDUSTRIES

     The Company's sales to the energy, communications and cable industries represent a substantial portion of the Company's historical sales and are expected to continue to do so for the foreseeable future. Demand for products to these industries depends primarily on capital spending by customers for constructing, rebuilding, maintaining or upgrading their systems. The amount of capital spending and, therefore, the Company's sales and profitability are affected by a variety of factors, including general economic conditions, access by customers to financing, government regulation, demand for energy and cable services and technological developments in the broadband communications industry. In addition, deregulation, consolidation and market factors in these sectors have caused some of the Company's customers and potential customers to experience financial difficulties. As a result some may not continue as going concerns, which could have a material adverse effect on the Company's business, operating results and financial condition. Consolidation and deregulation present the additional risk to the Company that combined or deregulated customers will continue supply relationships with a source other than the Company. It may also increase the pressure on suppliers, such as the Company, to sell products at lower prices.

PRICE FLUCTUATIONS OF RAW MATERIALS

     The Company's cost of sales may be materially adversely affected by increases in the market prices of the raw materials used in the Company's manufacturing processes. There can be no assurance that price increases in raw materials can be passed on to the Company's customers through increases in product prices.

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RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     International sales account for a substantial portion of the Company's net sales and profits and the Company expects that international sales may increase as a percentage of sales in the future. Due to its international sales, the Company is subject to the risks of conducting business internationally, including unexpected changes in, or impositions of, legislative or regulatory requirements, fluctuations in the U.S. dollar which could materially adversely affect U.S. dollar revenues or operating expenses, tariffs and other barriers and restrictions, potentially longer payment cycles, greater difficulty in accounts receivable collection, potentially adverse taxes and the burdens of complying with a variety of international laws and communications standards. The Company is also subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships, in connection with its international operations. There can be no assurance that these risks of conducting business internationally will not have a material adverse effect on the Company's business, operating results and financial condition.

RISKS ASSOCIATED WITH ACQUISITIONS

     A portion of the Company's growth in sales and earnings has been generated from acquisitions. The Company expects to continue a strategy of identifying and acquiring businesses with complementary products. In connection with this strategy, the Company faces certain risks and uncertainties relating to acquisitions. The factors affecting this exposure are in addition to the risks faced in the Company's day-to-day operations. Acquisitions involve a number of special risks, including the risks pertaining to integrating acquired businesses. In addition, the Company may incur debt to finance future acquisitions, and the Company may issue securities in connection with future acquisitions that may dilute the holdings of current and future shareholders. Covenant restrictions relating to such indebtedness could restrict the Company's ability to pay dividends, fund capital expenditures, consummate additional acquisitions and significantly increase the Company's interest expense. Any failure to successfully complete acquisitions or to successfully integrate such strategic acquisitions could have a material adverse effect on the Company's business, operating results and financial condition.

COMPETITION

     The markets in which the Company operates are highly competitive. Further, in connection with the anticipated growth in the communications industry, the level and intensity of competition may increase in the future. The Company's competitors in the data communications market are larger companies with significant influence over the distribution network. The product lines within this market have thin profit margins. Success in this product line depends upon the Company's ability to increase volume and reduce the cost structure. There can be no assurance that the Company will be able to compete successfully against its competitors, many of which may have access to greater financial resources than the Company. In addition, the pace of technological development in the data communications market is rapid and the Company can not assure that these advances (wireless networking, fiber optic network infrastructure, etc.) will not adversely affect the Company's ability to compete in this market.

CONTROL BY PRINCIPAL SHAREHOLDERS

     The Company's officers and directors as a group own or control approximately 55% of the Company's issued and outstanding Common Shares. As a result of such ownership, the officers and directors as a group will be able to elect all of the directors of the Company and to control the Company's affairs. See "Security Ownership of Certain Beneficial Owners."

DEPENDENCE ON KEY PERSONNEL

     The future success of the Company depends in part on its ability to attract and retain key executive, engineering, marketing and sales personnel. Competition for qualified personnel is intense, and the loss of certain key personnel could have a material adverse effect on the Company's business, operating results and financial condition.

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ENVIRONMENTAL MATTERS

     The Company is subject to a wide variety of federal, state and local environmental laws and regulations and uses a limited number of chemicals that are classified as hazardous or similar substances. Although management believes that the Company's operations are in compliance in all material respects with current environmental laws and regulations, the Company's failure to comply with such laws and regulations could have a material adverse effect on the Company's business, operating results and financial condition.

VOLATILITY OF STOCK PRICE

     The market price of shares of the Company's Common Shares may be highly volatile. Factors such as announcements of technological innovations or new products by the Company or its competitors, developments in patent or other proprietary rights by the Company or its competitors, litigation, fluctuations in the Company's operating results, market conditions for emerging growth stocks or communications industry stocks in general, regulatory developments affecting the communications and energy industries, and other factors outside the control of the Company could have a significant impact on the future price of the Common Shares.

BUSINESS

     The demand for the Company's products comes primarily from new, maintenance and repair construction for energy, communication and data communication customers. Over the past several years a significant portion of the Company's growth has been generated by customers of the Company's power transmission and fiber optic products. Maintenance construction by the Company's customers uses many of the Company's products, including formed wire products, to revitalize the aging outside plant infrastructure. Many of the Company's products are used on a proactive basis by the Company's customers to reduce and prevent lost revenue because a single malfunctioning line could cause the loss of thousands of dollars per hour for a power or communication customer. A malfunctioning fiber cable could also result in substantial revenue loss. Repair construction by the Company's customers generally occurs in the case of emergency or natural disasters, such as hurricanes, tornadoes, earthquakes, floods or ice storms. Under these circumstances, the Company provides 24-hour service to get the repair products to customers as quickly as possible.

     The Company has adapted the formed wire products' helical technology for use in a wide variety of fiber optic cable applications that have special requirements. The Company's formed wire products are uniquely qualified for these applications due to the gentle gripping over a greater length of the fiber cable. This is an advantage over traditional pole line hardware clamps that compress the cable to the point of possible fatigue and optical signal deterioration.

     The Company's protective closures and splice cases are used to protect cable from moisture, environmental hazards and other potential contaminants. The Company's splice case is an easily re-enterable closure that allows utility maintenance workers access to the cable splice closure to repair or add communications services. Over the years, the Company has made many significant improvements in the splice case that have greatly increased its versatility and application in the market place. The Company also designs and markets custom splice cases to satisfy specific customer requirements. This has allowed the Company to remain a strong partner with several primary customers and has earned the Company the reputation as a responsive and reliable supplier.

     In the early 1980s, fiber optic cable was first deployed in the outside plant environment. Through fiber optic technologies, a much greater amount of both voice and data communication could be transmitted reliably. In addition, this technology solved the cable congestion problem that the large count copper cable was causing in underground, buried and aerial applications. The Company developed and adapted copper closures for use in the emerging fiber optic world. In the late 1980s, the Company developed a series of splice cases designed specifically for fiber application. In the mid-1990s, the Company developed its plastic Coyote closure. The Coyote closure is an example of the Company developing a new line of proprietary products to meet the changing needs of its customers.

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     The Company also designs and manufactures data communication interconnect devices and enclosures for data communications networks, offering a comprehensive line of copper and fiber optic cross-connect systems. The product line offers a comprehensive network system within a building or premise.

MARKETS

     The Company markets its products to the energy, communications, cable provider and information (data communication) industries. While rapid changes in technology have blurred the distinctions between telephone, cable, and data communication, the energy industry is clearly separate. The Company's role in the energy industry is to supply formed wire products and related hardware used with the electrical conductors, cables and wires that transfer power from the generating facility to the ultimate user of that power. Formed wire products are used to support, protect, terminate and secure both power conductor and communication cables and to control cable dynamics.

     Electric Utilities -- Transmission. The electric transmission grid is the interconnected network of high voltage aluminum conductors used to transport large blocks of electric power from generating facilities to distribution networks. Currently, there are three major power grids in the United States: the Eastern Interconnect, the Western Interconnect and the Texas Interconnect. Virtually all electrical energy utilities are connected with at least one other utility by one of these major grids. The Company believes that the transmission grid has been neglected throughout much of the United States for more than a decade. Additionally, because of deregulation, many electric utilities have turned this responsibility over to Independent System Operators (ISOs), who have also been slow to add transmission lines. With demand for power now exceeding supply in some areas like California, the need for the movement of bulk power from the energy-rich states to the energy-deficient areas means that new transmission lines will likely be built and many existing lines will likely be refurbished. In addition, consolidations are also driving the demand for new transmission lines, because merged utilities need to tie their systems together. The Company believes that this will generate growth for the Company's products in this market over at least the next several years. In addition, construction of international transmission grids is occurring in all regions of the world, including North America.

     Electric Utilities -- Distribution. The distribution market includes those utilities that distribute power from a substation where voltage is reduced to levels appropriate for the consumer. Unlike the transmission market in this era of deregulation, distribution is still handled primarily by local electric utilities. These utilities are motivated to reduce cost in order to maintain and enhance their profitability. The Company believes that its growth in the distribution market will be achieved primarily as a result of incremental gains in market share driven by emphasizing the Company's quality products and service over price. Internationally, in the developing regions there is increasing political pressure to extend the availability of electricity to additional populations. To address this demand, the electricity network providers continue to expand through increased construction and investment.

     Communication and Cable. The communications and cable industries continue the rapid evolution and expansion they have been experiencing for a number of years, both domestically and worldwide. Major developments, including the Internet and other high-speed data communications technologies, ongoing convergence between the cable and communications industries, and demand for enhanced communications services, have led to a changing regulatory and competitive environment in many markets throughout the world. The deployment of new networks or improvements to existing networks for advanced applications is a national priority for many countries, permitting them to participate and compete in the rapidly emerging information-based global economy.

     To meet today's demands and anticipating future demand, cable operators, local communications operators and power utilities are building, rebuilding or upgrading signal delivery networks around the world. These networks are designed to deliver video and voice transmissions and provide Internet connectivity to individual residences and businesses. Operators deploy a variety of network technologies and architectures, to carry broadband and narrowband signals.

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     These architectures are constructed of electronic hardware connected via coaxial cables, copper wires or optic fibers. The Company manufactures closures that these industries use when they require connections or splice housings in a secure, protective closure and cable management connectivity systems.

     As critical components of the outdoor infrastructure, closures provide protection against weather and vandalism and permit ready access to devices for technicians who maintain and manage the system. Cable operators and local telephone network operators place great reliance on manufacturers of protective closures because any material damage to the signal delivery networks is likely to disrupt communications services. In addition to closures, the Company supplies the communication and cable industry with its formed wire products to hold, support, protect and terminate the copper wires and cables and the fiber optic cables used by that industry to transfer voice or data signals.

     Due to the growing demand for communication bandwidth, the industry is finding new technological methods to increase the usage of copper-based plant through high-speed digital subscriber lines (DSLs). The primary driver of this increase is the Internet and data-related communications. This is also contributing to the increased deployment of fiber and coaxial cable in all areas of the communication industry. The Company has been actively pursuing the development of products for the communication operating companies, the Inter-Exchange Carriers (IXCs), and the Competitive Local Exchange Carriers (CLECs), as well as cable operator companies.

     Fiber Optic Hardware. Companies seeking to serve the burgeoning Internet needs of their customers are providing substantially increased access speed by installing fiber optic cable onto all types of utility poles and rights-of-way including those used by energy and communication companies. Customers serving the Internet represent an opportunity for the Company to increase its sales of helical formed wire products specifically designed for fiber applications.

     Data Communication. The data communication market is being driven by the continual demand for increased bandwidth. Growing Internet Service Providers
(ISPs), construction in Wide Area Networks (WANs) and demand for data communication in the workplace are all key elements to the increased demand for the connecting devices made by the Company. This market will be increasingly focused on the systems that provide the highest speed and highest quality signal, such as fiber optic and copper networks. The Company's connecting devices are sold to a number of categories of customers including (i) original equipment manufacturers (OEMs), which use the Company's "patch panels" to make their electronic components, (ii) ISPs, (iii) large companies and organizations which have their own LAN (local area network) for data communication, and (iv) national and international distributors of electronic products for use in the above markets.

     Other Markets. The Company's formed wire products can also be used in other industries which require a method of securing or terminating cables, including the metal building and tower and antenna industries, the arborist industry, and various applications within the marine systems industry. Products other than formed wire products are also marketed to other industries. For example, the Company's urethane capabilities allow it to market products to the light rail industry, while plastic processes are utilized to manufacture products for the toy industry. The Company continues to explore new and innovative uses of its manufacturing capabilities; however, these markets remain a small portion of overall consolidated sales.

FOREIGN OPERATIONS

     Except for geography, the foreign business segment of the Company is essentially the same as its domestic business. It manufactures in its foreign plants the same types of products as are sold domestically, it sells to the same types of customers and faces the same types of competition (and in some cases the same competitors). Sources of supply of raw materials are not significantly different internationally. See Note J to the Consolidated Financial Statements for information relating to certain foreign and domestic financial data of the Company.

     While a number of the Company's foreign plants are in developed countries, the Company believes it has strong market opportunities in developing countries such as Brazil and Mexico and, in particular, China,

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where the need for the transmission and distribution of electrical power is significant. The Company is now serving the Far East market, other than China and Japan, primarily from Australia. In addition, as the need arises, the Company is prepared to establish new manufacturing facilities abroad. For example, in January 2001 the Company moved its Mexican manufacturing operations from a leased facility in Mexico City, Mexico to a newly constructed facility in Queretaro, Mexico.

SALES AND MARKETING

     Nationally and internationally, the Company markets its products through a direct sales force and manufacturer's representatives. The latter are independent organizations that represent the Company as well as other complementary product lines. These organizations are paid a commission based on the sales amount. The direct sales force is employed by the Company and works with the manufacturer's representatives as well as key direct accounts and distributors, who also buy and resell the Company's products.

RESEARCH AND DEVELOPMENT

     The Company is committed to providing technical leadership through scientific research and product development in order to continue to expand the Company's position as a supplier to the communications and power industries. Research is conducted on a continuous basis using internal experience in conjunction with outside professional expertise to develop state-of-the-art materials for all of the Company's products that capitalize on cost-efficiency while offering exacting mechanical performance that meets or exceeds industry standards. The Company's research and development activities have resulted in numerous patents being issued to the Company (see "Patents" below).

     Early in its history the Company recognized the need to understand the performance of its products and the needs of its customers. To that end, the Company developed its own Research and Engineering Center in Cleveland, Ohio. Using the Research and Engineering Center, engineers and technicians could simulate a wide range of external conditions encountered by the Company's products to ensure quality, durability and performance. The work performed in the Research and Engineering Center included advanced studies and experimentation with various forms of vibration. This work has contributed significantly to the collective knowledge base of the industries the Company serves and is the subject matter of many papers and seminars presented to these industries. The Company also developed the industry's first mobile testing laboratory, the Dynalab, to monitor the phenomena affecting overhead conductor, wire and cable, allowing the Company's sales representatives to work directly with customers in the field for training, problem identification and problem solving.

     In 1979, the Company relocated and expanded its Research and Engineering Center as a 29,000-square-foot addition to its World Headquarters in Mayfield Village, Ohio. The Company believes that this facility is one of the most sophisticated in the world in its specialized field. The expanded Research and Engineering Center also has an advanced prototyping technology machine on-site to develop models of new designs where intricate part details are studied prior to the construction of expensive production tooling. Today, the Company's reputation for vibration testing, tensile testing, fiber optic cable testing, environmental testing, field vibration monitoring and third-party contract testing is a major asset. In addition to testing, the work done at the Company's Research and Engineering Center continues to fuel product development efforts. For example, the Company estimates that approximately 15% to 20% of 2000 revenues were attributed to products developed by the Company in the past five years. In addition, the Company's position in the industry is further reinforced by its long-standing leadership role in many key international technical organizations including IEEE (Institute of Electrical and Electronics Engineers), CIGRE (Counsiel Internationale des Grands Reseaux Electriques a Haute Tension), and IEC (International Electromechanical Commission). These organizations are charged with the responsibility of establishing industrywide specifications and performance criteria. See Note A to the Consolidated Financial Statements for information relating to the Company's research and engineering expenses in 1998, 1999 and 2000.

PATENTS

     The Company applies for patents in the United States and other countries, as appropriate, to protect its significant patentable developments. As of March 1, 2001, the Company had in force 37 U.S. patents and 40 foreign patents in 10 countries and had pending three U.S. patent applications and one foreign application. While such domestic and foreign patents expire from time to time, the Company continues to apply for and obtain patent protection on a regular basis. Patents held by the Company in the aggregate are of material importance in the operation of the Company's business. The Company, however, does not believe that any single patent, or group of related patents, is essential to the Company's business as a whole or of any of its businesses. Additionally, the Company owns and uses a substantial body of proprietary information and numerous trademarks. The Company relies on nondisclosure agreements to protect trade secrets and other proprietary data and technology. As of March 1, 2001, the Company had obtained U.S. registration on 26 trademarks and four trademark applications remained pending. Foreign registrations amounted to 146 registrations in 41 countries, with 26 pending foreign registrations.

     In the normal course of business, the Company from time to time makes and receives inquiries with regard to possible patent and trademark infringement. The Company believes that it is unlikely that the outcome of these inquiries will have a material adverse effect on the Company's financial position.

COMPETITION

     All of the markets that the Company serves are highly competitive. In each market the principal methods of competition are price, performance, and service. The Company believes, however, that several factors (described below) provide the Company with a competitive advantage.

     - The Company has a strong and stable workforce. This consistent and continuous knowledge base has afforded the Company the ability to provide superior service to the Company's customers and representatives.

     - The Company's Research and Engineering Center maintains a strong technical support function to develop unique solutions to customer problems.

     - The Company is vertically integrated both in manufacturing and distribution, continually upgrading equipment and increasing warehouse space.

     - The Company enjoys a reputation with the Company's customers as a responsive and reliable supplier. For example, in each of the last 10 years Verizon Logistics (formally known as GTE Supply, Inc.) has awarded the Company a "Quality Award of Excellence" and last year the Company was one of only two vendors that received "A Decade of Excellence" award. Verizon also awarded the Company "Best in Class" for Outside Plant Products.

     - The Company is sensitive to the marketplace and provides an extra measure of service in cases of emergency, storm damage and other rush situations. This high level of customer service and customer responsiveness has become a hallmark of the Company.

     Domestically, there are two competitors for formed wire products. Although it has other competitors in many of the countries where it has plants, the Company has leveraged its expertise and is very strong in the global market. The Company believes that it is the world's largest manufacturer of formed wire products. However, the Company's formed wire products compete against other pole line hardware products manufactured by other companies.

     Minnesota Manufacturing and Mining Company ("3M") is the primary domestic competitor of the Company for pressurized copper closures. The Company believes that 3M's market share for pressurized closures exceeds that of the Company. The Company believes its market share exceeds 30%. Internationally, with the exception of Canada, the Company is just beginning to enter the closure market. The fiber optic closure market is one of the most competitive product areas for the Company, with the Company competing against, among others, Tyco International Ltd. and 3M. There are a number of primary competitors and several smaller niche competitors that compete at all levels in the marketplace. The Company believes that it is one of four leading suppliers of fiber optic closures.

     The Company's data communication competitors range from assemblers of low cost, low quality components, to well-established multinational corporations. This market is growing worldwide and competition continues to expand to meet this demand. The Company's competitive strength is its technological leadership and worldwide presence. Additionally, the Company provides product to its licensees and other companies on a privately branded basis. Patented technology developed by the Company is currently licensed to many of the largest competitors. Low-cost Asian competitors, however, keep pressure on prices and are expected to continue to do so.

SOURCES AND AVAILABILITY OF RAW MATERIALS

     The principal raw materials used by the Company are galvanized wire, stainless steel, aluminized steel wire, aluminum re-draw rod, plastic (polyethylene and PVC) resins, glass-filled plastic compounds, neoprene rubbers and aluminum ingots. The Company also uses certain other materials such as fasteners, packaging materials and communications cable. The Company believes that it has adequate sources of supply for the raw materials used in its manufacturing processes and it regularly attempts to develop and maintain sources of supply in order to extend availability and encourage competitive pricing of these products.

     Most plastic resins are purchased under annual contracts to stabilize costs and improve delivery performance. Neoprene rubber is purchased from a single supplier with numerous plants in North America, using the Company's formulation. Aluminized steel wire and aluminum re-draw rod are purchased in standard stock diameters and coils under annual contracts available from a number of reliable suppliers. Rolled stainless steel is purchased under annual contracts. Glass-filled plastic compound is purchased under a blanket contract with one supplier having multiple facilities.

     The Company also relies on certain other manufacturers to supply products that complement the Company's product lines, such as aluminum and ferrous castings, fiber optic cable and connectors, circuit boards and various metal racks and cabinets. The Company believes there are multiple sources of supply for these products.

     There have been no shortages in materials that have had a material adverse effect on the business, and none are expected.

SEASONALITY

     The Company markets products that are used by utility maintenance and construction crews worldwide. The products are marketed through distributors and directly to end users, who maintain stock to ensure adequate supply for their customers and construction crews. As a result, the Company does not have wide variation in sales from quarter to quarter.

ENVIRONMENTAL

     The Company is subject to extensive and changing federal, state, and local environmental laws, including laws and regulations that (i) relate to air and water quality, (ii) impose limitations on the discharge of pollutants into the environment, (iii) establish standards for the treatment, storage and disposal of toxic and hazardous waste, and (iv) require proper storage, handling, packaging, labeling, and transporting of products and components classified as hazardous materials. Stringent fines and penalties may be imposed for noncompliance with these environmental laws. In addition, environmental laws could impose liability for costs associated with investigating and remediating contamination at the Company's facilities or at third-party facilities at which the Company has arranged for the disposal treatment of hazardous materials.

     Although no assurances can be given, the Company believes that the Company and its operations are in compliance in all material respects with all applicable environmental laws and the Company is not aware of any noncompliance or obligation to investigate or remediate contamination that could reasonably be expected to result in a material liability. The environmental laws continue to be amended and revised to impose stricter obligations, and compliance with future additional environmental requirements could necessitate capital outlays. However, the Company does not believe that these expenditures should ultimately result in a material adverse effect on its financial position or results of operations. The Company cannot predict the precise effect such future requirements, if enacted, would have on the Company, although the Company believes that such regulations would be enacted over time and would affect the industry as a whole.

EMPLOYEES

     At March 31, 2001, the Company and its consolidated subsidiaries had 1,857 employees. Approximately 51% of the Company's employees are located in the United States.

ITEM 2.  FINANCIAL INFORMATION

                            SELECTED FINANCIAL DATA

                                                      YEARS ENDED DECEMBER 31
                                      --------------------------------------------------------
                                        2000        1999        1998        1997        1996
                                      --------    --------    --------    --------    --------
                                            THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA
NET SALES AND INCOME
Net sales...........................  $207,332    $195,245    $216,244    $204,644    $184,778
Operating income....................    17,370      12,743      24,993      23,694      22,954
Income before income taxes..........    17,135      14,729      28,464      27,060      22,340
Net income..........................    11,051      10,201      19,006      17,796      15,245
Net income to net sales.............       5.3%        5.2%        8.8%        8.7%        8.3%
PER SHARE AMOUNTS*
Net income..........................  $   1.91    $   1.71    $   3.10    $   2.90    $   2.48
Dividends declared..................      0.60        0.60       0.575        0.50       0.485
Shareholders' equity................     21.47       20.45       19.91       17.78       15.88
OTHER FINANCIAL INFORMATION
Current assets......................  $ 87,783    $ 84,531    $ 84,250    $ 75,217    $ 65,610
Total assets........................   170,611     159,664     157,717     144,821     133,451
Current liabilities.................    26,244      24,790      24,002      21,711      20,961
Long-term Debt......................    20,160      14,507      11,110      13,077      15,102
Shareholders' equity................   123,856     119,194     121,776     109,079      97,388

---------------
* Reflects adjustment for two-for-one stock split effected in the form of a 100% stock dividend on June 10, 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     In 2000, domestic operations comprised 60% of the Company's consolidated sales and 28% of operating income. Domestic operating income was 3.8% of domestic sales while foreign operating income was 15.4% of foreign sales in 2000. Operating income as a percentage of sales is lower for domestic operations because gross profits on the domestic data communication product line are lower and a higher percentage of domestic sales are subject to sales commissions. This discussion and analysis of the Company's results of operations and financial condition is generally focused on the Company as a whole because the Company believes this presentation provides the most appropriate understanding of the Company's business. Note J to the Consolidated Financial Statements contains a description of the Company's operations and related financial disclosure for domestic and foreign operations.

     In April 2000, the Company acquired the assets of Rack Technologies, an Australian manufacturer of rack system enclosures and accessories for the communications, electronics and security industries, to expand and complement the Company's communications product lines. In addition, in order to focus the Company's attention on more profitable product lines, in February 2000 the Company disposed of its foundry business located in Alabama. Sales associated with Rack Technologies of $4.1 million in 2000 approximately offset the $4.7 million decrease in sales resulting from the divestiture of the Company's foundry business. However, the gross profit of Rack Technologies is $3.2 million better than the gross profit previously realized on sales of products from the foundry business. General and administrative expenses of the two operations approximately offset each other.

2000 RESULTS OF OPERATIONS COMPARED TO 1999

     In 2000, consolidated revenues were $207.3 million, an increase of $12.1 million, or 6%, over 1999. The impact of volume and price (including mix) were favorable in the domestic market in 2000 and the increase in foreign sales was primarily volume-driven. In 2000, the relatively stronger dollar had a negative impact on sales of $3.3 million when foreign sales were converted from foreign currency to U.S. dollars.

     Gross profit improved $5.4 million, or 8%, in 2000 compared to 1999 on a sales increase of 6%. This increase was equally attributable to (i) the elimination of the foundry business that carried a negative gross profit, (ii) the additional sales volume associated with Rack Technologies, and (iii) the increase in sales throughout the world. The stronger dollar resulted in $1.0 million lower gross profit when international operations were translated from foreign currencies to U.S. dollars. As a result of the above, gross profit as a percent of sales improved from 32.6% in 1999 to 33.3% in 2000. Downward pressure on prices in the data communications market will make it difficult to maintain a similar percentage profit level in 2001.

     Costs and expenses of $51.6 million in 2000 represents a modest increase of $.7 million, or slightly more than 1%, from the $50.9 million incurred in 1999. The stronger dollar resulted in a decrease in costs and expenses of $.6 million and expenses associated with the foundry business eliminated $1 million of costs and expenses. These two items reduced cost and expenses by 3% compared to 1999. Partially offsetting these decreases in expenses was $1 million of costs and expenses of Rack Technologies following the acquisition of its assets. The Company expects costs and expenses to increase at a more significant rate in 2001. Selling expenses associated with introducing data communications products in the international markets may increase expenses up to $2 million.

     Operating income for 2000 increased $4.6 million, or 36%, compared to 1999. This increase was a result of the 8% increase in gross profit while costs and expenses were relatively flat.

     Total other income of $2 million in 1999 decreased by $2.2 million resulting in total other expense of $.2 million in 2000. This decrease is comprised primarily of $.6 million lower equity earnings resulting from the depressed markets in Japan, higher interest expense of $.5 million from increased debt as discussed under the caption "Working Capital, Liquidity and Capital Resources" and a $.9 million write-down of the carrying value of a partnership investment, included in the category other income (expense) -- net, to fair value.

     In 2000, income before income taxes increased $2.4 million compared to 1999 as a result of the $4.6 million increase in operating income offset by the decrease in other income of $2.2 million.

     The effective tax rate in 2000 was 35.5% compared to 30.7% in 1999. This difference is primarily the result of the write-down in the partnership investment which is not deductible for tax purposes and higher taxes in Canada as a result of the full utilization of tax credits in 1999. See Note F to the Consolidated Financial Statements for further discussion of the differences between the statutory tax rate and the effective tax rate.

     Overall, 2000 net income increased $.9 million, or 8%, from 1999. Earnings per share were $1.91 in 2000 compared to $1.71 in 1999. The write-down of the partnership investment reduced earnings per share from $2.06 to $1.91 in 2000.

1999 RESULTS OF OPERATIONS COMPARED TO 1998

     In 1999, consolidated sales were $195.2 million, which was a decrease of $21.0 million, or 10%, from 1998. At the end of 1998, Lucent, a customer of the Company's data communications products, decided to manufacture product in-house that was previously purchased from the Company. This resulted in a decrease in domestic sales of $17.6 million as compared to 1998 and represents a permanent reduction in sales. Domestic sales, excluding the impact of the loss of the Lucent sales, increased $1.8 million. In January 1999 there was a devaluation of the currency in Brazil. This devaluation resulted in a decrease in sales of $7.2 million in 1999 after converting financial statements denominated in foreign currency to dollars as compared to 1998. Excluding the impact of this devaluation, Brazil's sales would have increased by $2.1 million. Sales throughout the rest of the foreign operations were flat when taken as a whole.

     Gross profit in 1999 decreased $13.5 million, or 18%, compared to 1998. The decrease in sales to Lucent accounts for $6.3 million of this decrease. The remaining decrease is primarily attributable to the Company's activities in Brazil, lower export sales to Venezuela, higher manufacturing costs at the Alabama foundry, and increased depreciation expense related to additional manufacturing equipment for converting the outsourcing of raw materials to in-house production.

     In 1999, costs and expenses were $50.9 million, a decrease of $1.3 million, or 2%, from the $52.2 million incurred in 1998. This decrease is entirely related to the devaluation in Brazil.

     The decrease in gross profit of $13.5 million combined with the reduction in costs and expenses of $1.3 million resulted in a decrease in operating income of $12.2 million.

     Other income -- net decreased from $3.0 million in 1998 to $1.4 million in 1999. The prior year amount included a gain on the sale of a plant of $1.2 million.

     Income before income taxes decreased $13.7 million in 1999 as compared to 1998, primarily as a result of the decrease in gross profit.

     Income taxes decreased $4.9 million in 1999 as compared to 1998 as a result of the lower income. Earnings per share were $1.71 in 1999 compared to $3.10 in 1998.

WORKING CAPITAL, LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash flows for the years 1998 through 2000 are presented in the Company's statements of consolidated cash flows. Net cash provided by operating activities increased $8.1 million, or 53%, in 2000 compared to 1999. This increase was primarily a result of a reduction in working capital during 2000, compared to an increase in 1999. The reduction in working capital was a result of the implementation of an initiative to reduce the rate of growth in inventory levels during 2000.

     Capital expenditures were $14.4 million in 2000, an increase of $1.3 million from 1999. The Company estimates that capital expenditures will be slightly lower in 2001. During 2000 the Company acquired the assets of Rack Technologies for $5.3 million and acquired 100% of the Company's subsidiary in China by purchasing the minority partner's 20% interest. Under the terms of the Rack Technologies acquisition, the Company is obligated to make additional payments based upon a percentage of future profits earned by the ongoing operation for the years 2000 and 2001. The payments will be recorded as goodwill and amortized over the remaining life of the original goodwill. The Company will make a payment of $.8 million in 2001 for the year ended December 31, 2000 and anticipates making a payment of approximately $.8 million in 2002 for the year ended December 31, 2001.

     The above acquisitions were financed primarily with borrowings of $3.0 million. During 1999, the Company began an active share repurchase program spending $5.5 million on repurchases for the year. During 2000 amounts expended on the repurchase program was reduced to $.9 million in an effort to conserve cash to finance potential future acquisitions. The Company expects that share repurchases will decrease further in 2001.

     In 2000, cash generated from operating activities of $23.5 million combined with an increase in net borrowings of $3.0 million and $1.9 million from the sale of the Alabama foundry business was used for capital expenditures of $14.4 million, acquisitions of $5.7 million, payment of dividends of $3.5 million and stock repurchases of $.9 million. This activity resulted in positive cash flows of $3.9 million during 2000. After decreasing cash by $1.3 million for fluctuations in exchange rates, cash and cash equivalents increased $2.6 million in 2000 compared to 1999.

     The Company's financial position remains strong with a ratio of current assets to current liabilities of 3.3:1 at December 31, 2000 and 3.4:1 at December 31, 1999 and working capital of $61.5 million at December 31, 2000. The Company's unused balance under its credit facilities at December 31, 2000 was $22.6 million. The Company's long-term debt to equity ratio was only 16% at December 31, 2000. The Company believes that its existing credit facilities, internally generated funds and ability to obtain additional financing, if desired, will be sufficient to meet the Company's growth and operating needs for at least the next 12 months.

NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement, along with its amendments SFAS No. 137 and SFAS No. 138, will become effective for the Company for fiscal year 2001. The Company has evaluated the effects of these Statements on its accounting and reporting policies, and the adoption of the Statement will not have a material impact on the Company's consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company operates manufacturing facilities and offices around the world and uses fixed and floating rate debt to finance the Company's global operations. As a result, the Company is subject to business risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations and market risk related to changes in interest rates and foreign currency exchange rates. The Company believes the political and economic risks related to the Company's foreign operations are mitigated due to the stability of the countries in which the Company's largest foreign operations are located. Currently the Company does not use derivative financial instruments such as interest rate swaps or foreign currency forward exchange contracts to manage the Company's market risks nor does the Company hold derivatives for trading purposes.

     The Company is exposed to market risk including changes in interest rates. The Company is subject to interest rate risk on its variable rate revolving credit facility, which consisted of borrowings of $17.4 million at December 31, 2000. A 100 basis point increase in the interest rate would have resulted in an increase in interest expense of approximately $200,000 for the year ended December 31, 2000.

     The Company's primary currency rate exposures are to foreign denominated debt, intercompany debt and cash and short-term investments. The calculation of potential loss in fair values is based on an immediate change in the U.S. dollar equivalent balances of the Company's currency exposures due to a 10% shift in exchange rates. The potential loss in income before tax is based on the change over a one-year period resulting from an immediate 10% change in currency exchange rates. A hypothetical 10% change in currency exchange rates would have a favorable/unfavorable impact on fair values of $1.9 million and income before tax of $1 million.

ITEM 3.  PROPERTIES

     The Company currently owns or leases 16 facilities, which together contain approximately 1.5 million square feet of manufacturing, warehouse, research and development, sales and office space worldwide. Most of the Company's international facilities contain space for offices, research and engineering (R&E), warehousing and manufacturing with manufacturing using a majority of the space. The following table provides information regarding the Company's facilities:

LOCATION                                                USE                OWNED/LEASED   SQUARE FEET
--------                                                ---                ------------   -----------
 1.  Mayfield Village, Ohio.............  Corporate Headquarters               Owned         62,000
                                          Research and Engineering Center
 2.  Rogers, Arkansas...................  Manufacturing                        Owned        310,000
                                          Warehouse
                                          Office
 3.  Melbourne, Florida.................  Manufacturing                       Leased         21,000
                                          R&E
                                          Office
 4.  Albemarle, North Carolina..........  Manufacturing                        Owned        261,000
                                          Warehouse
                                          Office
 5.  Asheville, North Carolina..........  Manufacturing                        Owned         46,300
                                          R&E                                 Leased         34,250
                                          Warehouse
                                          Office
 6.  Sydney, Australia..................  Manufacturing                       Leased         17,200
                                          R&E
                                          Warehouse
                                          Office
 7.  Sydney, Australia..................  Manufacturing                        Owned         90,950
                                          R&E
                                          Warehouse
                                          Office
 8.  Sao Paulo, Brazil..................  Manufacturing                        Owned        146,250
                                          R&E
                                          Warehouse
                                          Office
 9.  Cambridge, Ontario, Canada.........  Manufacturing                        Owned         70,450
                                          Warehouse
                                          Office
10.  Andover, Hampshire, England........  Manufacturing                        Owned        115,900
                                          R&E
                                          Warehouse
                                          Office
11.  Queretaro, Mexico..................  Manufacturing                        Owned         50,000
                                          Warehouse
                                          Office
12.  Pietermaritzburg, South Africa.....  Manufacturing                        Owned         74,200
                                          R&E
                                          Warehouse
                                          Office
13.  Sevilla, Spain.....................  Manufacturing                        Owned         70,000
                                          R&E
                                          Warehouse
                                          Office
14.  Beijing, China.....................  Manufacturing                        Owned         37,700
                                          Warehouse
                                          Office
15.  Lower Hutt, New Zealand............  Manufacturing                       Leased         10,350
                                          Warehouse
                                          Office
16.  Glenrothes Fife, Scotland..........  Manufacturing                       Leased         30,000
                                          Warehouse
                                          Office

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table shows the amount of the Company's Common Shares beneficially owned as of March 30, 2001 by (a) the Company's directors, (b) each other person known by the Company to own beneficially more than 5% of the outstanding Common Shares, (c) the Company's Chief Executive Officer, and the other four most highly compensated executive officers named in the Summary Comparison Table, and (d) the Company's executive officers and directors as a group.

                                                                  NUMBER OF
                                                                COMMON SHARES       PERCENT
NAME OF BENEFICIAL OWNER                                      BENEFICIALLY OWNED    OF CLASS
------------------------                                      ------------------    --------
Barbara P. Ruhlman(1).......................................      1,537,430(2)        26.7%
Thomas F. Peterson, Jr. ....................................        631,132(3)        11.0%
  3060 Lander Road
  Pepper Pike, Ohio 44124
Jon R. Ruhlman(1)...........................................        509,463(4)         8.9%
The Royce Funds.............................................        360,000            6.3%
  1414 Avenue of the Americas
  New York, New York 10019
Robert G. Ruhlman(1)........................................        389,627(4)(5)      6.8%
Randall M. Ruhlman..........................................        226,266(6)         3.9%
John D. Drinko..............................................        521,178(7)         9.1%
  1900 East Ninth Street
  3200 National City Center
  Cleveland, Ohio 44114
Wilber C. Nordstrom.........................................         14,000              *
Frank B. Carr...............................................          6,000(8)           *
Kenneth W. Brownell.........................................          9,500(4)           *
Eric R. Graef...............................................          5,400(4)           *
R. Jon Barnes...............................................          5,000(4)           *
All Executive Officers and Directors as a Group (14
  persons)..................................................      3,150,656           54.8%

---------------
 *  Represents less than 1%.

(1) The mailing address for each of Barbara P. Ruhlman, Jon R. Ruhlman and Robert G. Ruhlman is 660 Beta Drive, Mayfield Village, Ohio 44143.

(2) Includes 112,776 shares held by The Thomas F. Peterson Foundation, of which Barbara P. Ruhlman is President and a Trustee.

(3) Includes 123,240 shares over which Mr. Peterson exercises voting control under a custodial arrangement for the benefit of Mr. Peterson's adult children.

(4) Includes 5,000 shares that may be acquired pursuant to a currently exercisable stock option.

(5) Includes 134,144 shares held by the Preformed Line Products Company Profit Sharing Trust, and 60,000 shares held in trust for the benefit of Robert G. Ruhlman and his children and for the benefit of Randall M. Ruhlman and his children (these 60,000 shares are also shown as being beneficially owned by Randall M. Ruhlman) and 14,768 shares owned by his wife or held by her as custodian or trustee.

(6) Includes 60,000 shares held in trust for the benefit of Randall M. Ruhlman and his children and for the benefit of Robert G. Ruhlman and his children (these 60,000 shares are also shown as being beneficially owned by Robert G. Ruhlman).

(7) Includes 400,452 shares held in the Ethel B. Peterson Trust for which John
    D. Drinko acts as Trust Advisor and has voting control. Also includes 10,400 shares held in Mr. Drinko's IRA and 2,000 shares held by his wife.

(8) Includes 2,000 shares held in Mr. Carr's IRA.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

     The Company's directors are divided into two classes. Class I is comprised of Mrs. Barbara P. Ruhlman and Messrs. Robert G. Ruhlman and Frank B. Carr. Class II is comprised of Messrs. John D. Drinko, Wilber C. Nordstrom, Jon R. Ruhlman and Randall M. Ruhlman. The current term of the Class I directors expires at the Annual Meeting of Shareholders to be held on April 30, 2001. The current term of the Class II directors expires at the Annual Meeting of Shareholders to be held in April 2002. The Company's Executive Officers serve at the pleasure of the Board of Directors.

NAME                                        AGE                     POSITION
----                                        ---                     --------
Jon R. Ruhlman............................  73     Director, Chairman of the Company
Robert G. Ruhlman.........................  45     Director; President and Chief Executive
                                                   Officer
Frank B. Carr.............................  73     Director
John D. Drinko............................  79     Director
Wilber C. Nordstrom.......................  82     Director
Barbara P. Ruhlman........................  68     Director
Randall M. Ruhlman........................  43     Director
R. Jon Barnes.............................  48     Vice President -- Marketing and Sales
Eric R. Graef.............................  48     Vice President -- Finance; Treasurer
William H. Haag...........................  37     Vice President -- International Operations
Robert C. Hazenfield......................  47     Vice President -- Research and Engineering
Michael S. Pezo...........................  50     Vice President -- Manufacturing
Robert L. Weber...........................  60     Vice President -- Employee Relations
J. Richard Hamilton.......................  71     Secretary

     Each of the officers has held the position identified above for at least the last five years except as noted below.

     Jon R. Ruhlman has been the Chairman of the Company since 1975. He served as Chief Executive Officer from 1975 until July 2000. Jon R. Ruhlman joined the Company in 1954 as an engineer in the Company's Research and Engineering Center. He has served as a Director of the Company since 1956.

     Robert G. Ruhlman became Chief Executive Officer in July 2000. He had served as President since 1995 (a position he continues to hold) and Chief Operating Officer from 1995 until July 2000. Robert G. Ruhlman joined the Company in 1979 as an engineer in the Company's former Marine Products Division. He served as Vice President, Corporate Planning from 1989 until becoming Executive Vice President in 1992. He has served as a Director of the Company since 1992.

     Mr. Carr, a private investor, has served as a Director of the Company since 1975. From 1983 to 1996, Mr. Carr was a Managing Director of McDonald & Company Securities, Inc., Cleveland, Ohio, an investment banking and brokerage firm, and a partner in its predecessor firm (McDonald & Company) since 1968. Beginning in 1970 until 1994, Mr. Carr was responsible for management of McDonald's corporate finance activities. Mr. Carr also serves as a director of Invacare, Inc.

     Mr. Drinko has been a senior partner in the national law firm Baker & Hostetler LLP since 1986. He has served as a Director of the Company since 1954.

     Wilber C. Nordstrom was Executive Vice President and a director of The Standard Products Company until his retirement in 1983. He has served as a Director of the Company since 1977.

     Mrs. Barbara P. Ruhlman has been the President of the Thomas F. Peterson Foundation since 1988. She is a director or trustee of a number of Cleveland-based charitable and education organizations. She has served as a Director of the Company since 1988.

     Randall M. Ruhlman has been the President of Ruhlman Motorsports since 1987. He has served as a Director of the Company since 1998.

     R. Jon Barnes was elected Vice President -- Marketing and Sales in January 1998. He held the position of Vice President -- Telecommunications Sales from 1993 until January 1998.

     Eric R. Graef was elected Vice President -- Finance, Treasurer in December 1999. Prior to that time, Mr. Graef was employed by The Lubrizol Corporation, a $1.7 billion specialty chemical manufacturer, in various financial positions from 1986 until rejoining the Company in December 1999. Mr. Graef was previously employed by the Company from 1978 through 1986.

     William H. Haag was elected Vice President -- International Operations in April 1999. He was managing director of the Company's Australian subsidiary in 1995 and 1996. From January 1997 until January 1999 he was a Regional Operations Manager and from January 1999 until April 1999 he was the director of International Operations.

     Robert C. Hazenfield has served as Vice President -- Research and Engineering since April 1998. He served as Director of Research and Engineering from January 1998 until April 1998 and as Manager of Telecommunication Engineering from 1987 until December 1997.

     Michael S. Pezo was elected Vice President -- Manufacturing in April 1997. Prior to that, from May 1995 until April 1997 he served as Director of Manufacturing.

     Robert L. Weber began his employment with the Company in 1960. He was elected Vice President -- Employee Relations in 1986.

     J. Richard Hamilton has served as the Secretary of the Company since 1991. He has been a senior partner in the national law firm Baker & Hostetler LLP since 1993.

     Barbara P. Ruhlman and Jon R. Ruhlman are married and are the parents of Randall M. Ruhlman and Robert G. Ruhlman.

ITEM 6.  EXECUTIVE COMPENSATION

     The following table shows the compensation for 2000 of the Chief Executive Officer and the next four highest-paid executive officers of the Company.

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                                              COMPENSATION AWARDS
                                    ANNUAL COMPENSATION          OTHER       ----------------------
                                 --------------------------      ANNUAL       SHARE     ALL OTHER
NAME AND                                 SALARY     BONUS     COMPENSATION   OPTIONS   COMPENSATION
PRINCIPAL POSITION               YEAR     ($)       ($)(1)       ($)(2)         #         ($)(3)
------------------               ----   --------   --------   ------------   -------   ------------
Robert G. Ruhlman..............  2000   $270,000   $108,000       --         10,000      $ 52,347
  President and Chief
  Executive Officer
Jon R. Ruhlman.................  2000    480,000    192,000       --         10,000       126,430(3)
  Chairman of the Company(4)
Eric R. Graef Vice.............  2000    172,500     69,000       --         10,000        31,161
  President -- Finance and
  Treasurer
Kenneth W. Brownell............  2000    190,000     37,620       --         10,000        39,791
  President -- Superior
  Modular Products, Inc.
R. Jon Barnes..................  2000    148,000     59,200       --         10,000        29,183
  Vice President -- Sales
  and Marketing

---------------
(1) The Bonus Plan for all named executive officers except for Mr. Brownell is discussed in the Compensation (Salary) Committee Report. The bonus for Mr. Brownell is computed based on the percentage of attainment of the annual earnings goal for Superior Modular Products Incorporated and its affiliated company BBR Ltd.

(2) No named executive officer received perquisites and other personal benefits above the threshold amounts specified in the regulations of the Securities and Exchange Commission.

(3) Reflects the Company's contributions to the Profit Sharing Plan, including accruals to the related Supplemental Plan. Also includes, for Jon R. Ruhlman, premiums paid on "split dollar" life insurance policies covering Mr. and Mrs. Ruhlman, which totaled $32,173, in 2000.

(4) Jon R. Ruhlman served as Chief Executive Officer until July 2000.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                          INDIVIDUAL GRANTS
                           --------------------------------------------------------------------------------
                                                                                     POTENTIAL REALIZABLE
                                         PERCENTAGE                                    VALUE AT ASSUMED
                                          OF TOTAL                                   ANNUAL RATES OF STOCK
                                          OPTIONS                                   PRICE APPRECIATION FOR
                                         GRANTED TO                                       OPTION TERM
                            OPTIONS      EMPLOYEES     EXERCISE OR    EXPIRATION    -----------------------
NAME                       GRANTED(1)    IN 2000(2)    BASE PRICE        DATE          5%           10%
----                       ----------    ----------    -----------    ----------    ---------    ----------
Robert G. Ruhlman........    10,000         6.45%        $16.638       2/15/05       $26,658      $ 72,210
Jon R. Ruhlman...........    10,000         6.45%         16.638       2/15/05        26,658        72,210
Eric R. Graef............    10,000         6.45%         15.125       2/15/10        83,388       241,054
Kenneth W. Brownell......    10,000         6.45%         15.125       2/15/10        83,398       241,054
R. Jon Barnes............    10,000         6.45%         15.125       2/15/10        83,388       241,054

---------------
(1) Each of the options granted is subject to a three-year vesting schedule. The options become exercisable 50% one year after the date of the grant, 75% after two years, and 100% after three years from the date of the grant.

(2) Based on 155,000 share options granted to all employees in 2000.

(3) These amounts are based on hypothetical appreciation rates of 5% and 10% and are not intended to forecast the actual future appreciation of our Common Shares. No gain to optionees is possible without an actual increase in the price of our Common Shares, which would benefit all of our shareholders. All calculations are based on a 10-year option period, except for the Ruhlmans' calculations, which are based upon five years.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                            NUMBER OF        VALUE OF
                                                                           UNEXERCISED      UNEXERCISED
                                                                             OPTIONS       IN-THE-MONEY
                                                                            AT FISCAL       OPTIONS AT
                                                 SHARES        VALUE        YEAR-END       YEAR-END ($)
                                              ACQUIRED ON     REALIZED    EXERCISABLE/     EXERCISABLE/
NAME                                          EXERCISE (#)      ($)       UNEXERCISABLE    UNEXERCISABLE
----                                          ------------    --------    -------------    -------------
Robert G. Ruhlman...........................      --            --         --/10,000          --/--
Jon R. Ruhlman..............................      --            --         --/10,000          --/--
Eric R. Graef...............................      --            --         --/10,000          --/--
Kenneth W. Brownell.........................      --            --         --/10,000          --/--
R. Jon Barnes...............................      --            --         --/10,000          --/--

1999 STOCK OPTION PLAN

     Under the 1999 Stock Option Plan, awards of options to purchase shares of Common Stock, $2.00 par value, of the Company ("Common Shares") may be made to certain employees of the Company or its subsidiaries. The options provided for under the 1999 Stock Option Plan may be either incentive stock options intended to qualify for favorable tax treatment under Section 422 of the Internal Revenue Code or nonqualified stock options which do not qualify for such treatment.

     The aggregate number of Common Shares with respect to which awards may be made under the 1999 Stock Option Plan is 300,000. Such maximum number of Common Shares is subject to appropriate adjustment upon the occurrence of certain events, including stock dividends, recapitalizations, mergers, reorganizations, consolidations, stock splits, stock consolidations or certain other changes in the Common Shares. Common Shares which are not purchased under an option which has terminated or lapsed may be used for the further grant of options under the 1999 Stock Option Plan.

     The 1999 Stock Option Plan is administered by the Salary Committee, each member of which is an "outside director" within the meaning of the Code. Subject to the terms of the 1999 Stock Option Plan, the Salary Committee has sole authority to determine and designate persons to whom awards are to be made under the 1999 Stock Option Plan and the nature and terms, including vesting schedules, of such awards.

     Options granted under the 1999 Stock Option Plan may not be exercised more than 10 years after the date of grant. The aggregate fair market value (determined on the date of grant) of the Common Shares subject to incentive stock options under all option plans of the Company (and its subsidiary corporations) which are exercisable for the first time by an employee in any calendar year may not exceed $100,000. In no event shall there be granted under the 1999 Stock Option Plan to any employee in any calendar year options to purchase more than 50,000 Common Shares. The Salary Committee, in its sole discretion, will determine the vesting schedule of each option granted under the 1999 Stock Option Plan; provided, however, that options may not be exercised during the first year after they are granted. The 1999 Stock Option Plan provides that the option price shall not be less than 100% of the fair market value of the Common Shares on the date such option is granted or 110% of such fair market value in the case of an incentive stock option granted to an employee holding more than 10% of the Company's outstanding Common Shares on the date of grant. The purchase price of the Common Shares subject to options must be paid in full by the employee at the time of exercise of such option in either cash or Common Shares.

     No cash consideration was received by the Company for granting options under the 1999 Stock Option Plan. Stock options will be granted in consideration of the services rendered or to be rendered to the Company by the employees receiving the options.

SALARIED EMPLOYEES' PROFIT SHARING PLAN

     The Company maintains a tax-qualified profit-sharing plan. Any employee who is paid on a salaried basis and who has completed two full years of service with the Company is eligible to participate in the plan as of the date such service is completed. A participating employee is fully vested in his or her account balance at all times, including any interest or other income credited to the participant's account. Each year, the Company contributes up to 15% of its current net profits for the fiscal year coinciding with the plan year, or such greater or smaller percentage as may from time to time be fixed by the Board of Directors of the Company. Such contribution, however, cannot exceed the current or accumulated net profits, except as may be necessary to provide statutory mandated minimum contributions for non-highly-compensated employees. Contributions are allocated based upon a formula dependent on years of service and amount of compensation paid to the participant in a particular plan year. Participants are permitted to direct the investment of their account balances in a predetermined set of investment alternatives. One of the investment alternatives is a Company stock fund, which holds both Company stock and cash. The plan generally only makes distributions to vested participants upon their termination of employment (for whatever reason), but does have a provision that permits hardship distributions for employees prior to termination of employment. The plan also permits loans in compliance with the Internal Revenue Code requirements for such plan features.

SUPPLEMENTAL PROFIT SHARING PLAN

     In January 1996, the Company adopted a Supplemental Profit Sharing Plan (the "Supplemental Plan") that provided benefits for certain of its executive officers and key employees whose contributions under the profit-sharing plan are limited by the requirements of Internal Revenue Code Sections 401(a)17, 404(a)(3), and/or 415(c)(1).

     In order to be eligible to participate in the Supplemental Plan, an individual must be a participant under the Profit Sharing Plan who also is among a select group of management or highly compensated employees within the meaning of Sections 201(2), 301(a)(3), and 401(a)(1) of the Employee Retirement Income Security Act of 1974. The Board of Directors of the Company has complete discretionary authority to make this determination. In order to be eligible for contributions to be made under the Supplemental Plan for a particular year, an otherwise eligible employee must have a Company contribution allocated for such plan year under the profit-sharing plan limited or reduced by reason of application of the limitations of the Code Sections cited above. In such case, a participant will have credited or allocated to his account under the Supplemental Plan a benefit equal to the difference between the amount of Company contributions that the participant otherwise would have had allocated to his account under the Profit Sharing Plan for such year (assuming the participant's compensation would not otherwise have been limited under the Code Sections cited above), over the amount of contributions actually allocated to the participant's accounts under the profit sharing plan for such year.

     All benefits under this Supplemental Plan are unfunded, and the Company is not required to establish any special or separate fund, or make any other segregation of assets in order to assure payment of any amounts under the Plan. However, the Company is authorized, if it wishes, to create a trust fund for such purpose. The accounts of participants are credited with interest, based on U.S. Treasury obligations, as set by the Board of Directors of the Company from time to time. Benefits generally are payable after termination of employment.

EMPLOYMENT CONTRACT

     The Company has a five-year employment contract with Mr. Brownell to serve as President and Chief Executive Officer of Superior Modular Products Inc., which expires December 2, 2003. His salary is established at not less than $190,000 annually, plus a bonus calculated under a formula based upon the percentage of attainment of annually established profit goals. The Agreement includes a covenant not to compete during the term of the Agreement and for a period of two years after its termination.

COMPENSATION (SALARY) COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     There are no Salary Committee interlocks. John D. Drinko, a member of the Salary Committee, is senior partner of Baker & Hostetler LLP, which firm acts as general legal counsel for the Company.

COMPENSATION (SALARY) COMMITTEE REPORT

     The Company's executive compensation program is administered by the Salary Committee, which has responsibility for reviewing all aspects of the compensation program for the executive officers of the Company. The Committee is comprised of the three directors listed at the end of this report, none of whom is an employee of the Company.

     The Committee's primary objective with respect to executive compensation is to establish programs which attract and retain key managers and align their compensation with the Company's overall business strategies, values, and performance. To this end, the Committee has established and the Board of Directors has endorsed an executive compensation philosophy to compensate executive officers based on their responsibilities and the Company's overall annual and longer-term performance.

     Until 2000, when the Company's shareholders approved its Employee Stock Option Plan, the primary components of the Company's executive compensation program have been (a) base salaries, and (b) annual cash incentive opportunities. These components are discussed below.

     Base Salaries. Base salaries for each of the Company's executive officers are reviewed every 18 to 24 months by the Committee using as a guide one or more widely accepted salary evaluation systems, taking into account the size of the Company, expectations for the annual bonus plan described below and company performance, and competitive, inflationary, and internal equity considerations. The salary of Robert G. Ruhlman, Chief Executive Officer, was set by the Committee to be within a range that is competitive with the fixed salaries of chief executive officers of similar size companies with comparable profitability. At the time of his promotion on July 1, 2000, to Chief Executive Officer, the Committee increased his salary from $240,000 to $300,000. This brought Mr. Ruhlman's salary to what the Committee believes is nearly the mid-level range of comparable salaries.

     Annual Cash Incentives. All officers of the Company are eligible to receive annual cash bonus awards based on a set percentage of their base salary with a maximum bonus attainable equal to 50% of base salary. The percentage of base salary is determined on a sliding scale, based on the return on shareholders' equity. The bonus awards for all officers for the years 1998, 1999 and 2000 were 50%, 30% and 40%, respectively, of base salary.

     Stock Options. The Committee has awarded options to purchase 155,000 shares of the Company's Common stock. While the Committee has only had the opportunity to grant stock options for one year, it believes that option grants are a valuable motivating tool and provide a long-term incentive to management. Share option grants reinforce long-term goals by providing the proper nexus between the interests of management and the interests of the Company's shareholders. All options were awarded to retain qualified personnel in positions of significant responsibility with the Company and its subsidiaries. No options were granted to employees who had been with the Company for less than three years and all options contained provisions for periodic vesting. All named executive officers were granted options but no officer received options for more than 10,000 shares. All option grants had exercise prices at least equal to the fair market value of the Company's Common shares on the date of the grant.

                                   John D. Drinko, Chairman
                                   Wilber C. Nordstrom
                                   Frank B. Carr

COMPENSATION OF DIRECTORS

     Directors who are not employees receive a yearly cash retainer fee of $12,000, plus $1,400 for each board meeting that they attend and $1,400 for each committee meeting that they attend.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company is a sponsor of Ruhlman Motorsports. Ruhlman Motorsports is owned by Randall M. Ruhlman, a director of the Company, and by his wife. In 1998, 1999 and 2000, the Company paid $390,354, $707,738 and $691,004, respectively, to Ruhlman Motorsports in sponsorship fees and for related promotional materials. In addition, in 1998, 1999 and 2000, the Company's Canadian subsidiary, Preformed Line Products (Canada) Ltd., paid $49,405, $60,974 and $80,000, respectively, to Ruhlman Motorsports in sponsorship fees and for related promotional materials. This sponsorship provides the Company with a unique venue to entertain the Company's customers and to advertise on the race car which participates on the Trans-Am racing circuit. The Company believes that its sponsorship contract with Ruhlman Motorsports is as favorable to the Company as a similar contract with a similar independent third-party racing team would be. The Company and Preformed Line Products (Canada) Ltd. have continued to sponsor Ruhlman Motorsports in 2001.

     Mr. John D. Drinko, one of the Company's directors, is a senior partner in Baker & Hostetler LLP, which acts as our general outside counsel. The Company expects that Baker & Hostetler LLP will continue to provide legal services in that capacity in 2001.

     The Company paid fees of $268,475, $96,813 and $112,838 to the public relations firm of Liggett-Stashhower, Inc. during 1998, 1999 and 2000, respectively. The brother of Jon R. Ruhlman, a director of the Company, is an officer of Liggett-Stashhower. The Company believes that the fees paid to Liggett-Stashhower were substantially similar to the fees that would have been required to be paid to an unaffiliated third-party public relations firm for similar service. The Company has continued to contract for the services of Liggett-Stashhower in 2001.

ITEM 8.  LEGAL PROCEEDINGS

     The Company is not party to any pending legal proceedings that the Company believes would, individually or in the aggregate, have a material adverse effect on its financial condition, results of operations or cash flows.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Common Shares of the Company have been traded on the over-the-counter market (OTC) under the ticker symbol PLIN. The Company intends to file an application to have the Common Shares of the Company listed on the Nasdaq System. The Common Share price history below is based on the high and low selling price as quoted by McDonald Investments, Inc., a market maker for the Company's Common Shares.

1999                                                           HIGH      LOW      DIVIDEND
----                                                          ------    ------    --------
First Quarter...............................................  $28.25    $20.75     $0.15
Second Quarter..............................................   22.75     18.25      0.15
Third Quarter...............................................   21.25     15.50      0.15
Fourth Quarter..............................................   19.00     15.00      0.15

2000                                                           HIGH      LOW      DIVIDEND
----                                                          ------    ------    --------
First Quarter...............................................  $16.50    $13.25     $0.15
Second Quarter..............................................   19.00     14.00      0.15
Third Quarter...............................................   18.00     15.00      0.15
Fourth Quarter..............................................   16.75     13.50      0.15

While the Company expects to continue to pay dividends of a comparable amount in the near term, the declaration and payment of future dividends will be made at the discretion of the Company's Board of Directors in light of then current needs of the Company. Therefore, there can be no assurance that the Company will continue to make such dividend payments in the future.

The Company had approximately 220 shareholders of record on March 16, 2001.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     In 1999 and 2000, an aggregate of 33,301 Common Shares of the Company were transferred to a total of 10 employees or retired former employees of the Company as a distribution to them from the Company's Profit Sharing Plan. See the description of the Plan in Item 6, Salaried Employees' Profit Sharing Plan. All contributions into that Plan are funded entirely by the Company. The Plan allows a participant to elect to receive a percentage of his account balance in Company Common Shares when he is eligible to receive a distribution under the Plan. The Company relies on Rule 701 of the Securities Act to exempt such distributions from registration.

     Options to purchase a total of 155,000 Common Shares have been granted employees of the Company pursuant to the 1999 Employees' Stock Option Plan (see the description of the plan in the 1999 Stock Option Plan). Such options first became exercisable February 15, 2001. None of such options has to date been exercised. The Company relies on Rule 701 of the Securities Act as an exemption from registration for the issuance of the options. In addition, if these options are exercised, the Company expects to rely on Rule 701 of the Securities Act as an exemption from registration, unless by then the 300,000 Common Shares allocated to the Plan have been registered under the Securities Act of 1933.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     The Company is registering its Common Shares, $2 par value per share. The Company's Amended and Restated Articles of Incorporation authorize the issuance of 15 million shares. As of March 30, 2001, there were 5,747,687 Common Shares issued and outstanding and approximately 220 shareholders of record. National City Bank acts as transfer agent and registrant of the Company's Common Shares. The Company has not authorized the issuance of any class of preferred shares. Holders of the Company's Common Shares are entitled to receive dividends, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor. The holders of Common Shares, upon any liquidation, dissolution or winding-up of the Company are entitled to share ratably in any assets remaining after payment in full of all liabilities of the Company. The Common Shares possess ordinary voting rights, each share entitling the holder thereof to one vote. Holders of Common Shares do not have cumulative voting rights in the election of directors and do not have preemptive rights.

     In accordance with the Company's Code of Regulations, the Board of Directors is divided into two classes, one class has three directors and one class has four directors. Each class of directors is elected for a term of two years. Therefore, at each annual meeting of shareholders, only a portion of the Board is up for election. Furthermore, any amendment to the provisions of the Company's Code of Regulations dealing with (i) classification of the Board of Directors or (ii) the removal of any board members requires the affirmative vote of at least two-thirds of the voting power of the Company. The Company's Code of Regulation contains provisions relating to shareholder proposed business at an annual meeting of shareholders. In summary, in order for a shareholder proposed matter to be properly brought before the annual meeting shareholders must provide the Secretary of the Company written notice of the matter containing the required information not less than 90 and not more than 120 days prior to the one year anniversary of the date of the annual meeting of the previous year.

CERTAIN PROVISIONS OF OHIO LAW

     Section 1701.59 of the Ohio Revised Code (the "Ohio Code") provides, with certain limited exceptions, that a director shall be held liable in damages for any action he takes or fails to take as a director only if it is proved by clear and convincing evidence that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for its best interest. In addition, Section 1701.59 of the Ohio Code provides that a director of an Ohio corporation, in determining what he reasonably believes to be in the best interests of the corporation, shall consider the interests of the corporation's shareholders and may consider, in his discretion, any of the following: (i) the interests of the corporation's employees, suppliers, creditors and customers; (ii) the economy of the State of Ohio and the nation; (iii) community and societal considerations; and (iv) the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

     The Ohio Code also authorizes Ohio corporations to indemnify officers and directors from liability if the officer or director acted in good faith and in a manner reasonably believed by the officer or director to be in or not opposed to the best interests of the corporation and, with respect to any criminal actions, if the officer or director had no reason to believe his action was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made (i) if the person seeking indemnification is adjudged liable for negligence or misconduct, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification or
(ii) if liability asserted against such person concerns certain unlawful distributions. The indemnification provisions of the Ohio Code require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding that he was a party to by reason of the fact that he is or was a director or officer of the corporation. The indemnification authorized under Ohio law is not exclusive and is in addition to any other rights granted to officers and directors under the articles of incorporation or code of regulations of the corporation or any agreement between officers and director and the corporation. The Company's Code of Regulations provides for the indemnification of directors and officers of the Company to the maximum extent permitted by Ohio law as authorized by the Board of Directors of the Company, and for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that he was a party to by reason of the fact that he is or was a director of the Company upon the receipt of an undertaking to repay such amount unless it is ultimately determined that the director is entitled to indemnification. A corporation may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against him and incurred by him in his capacity, or arising out of the status, as an officer or director, whether or not the corporation would have the power to indemnify him against such liability under the Ohio Code.

     Chapter 1704 of the Ohio Code prohibits certain mergers, dispositions and acquisitions of assets, issuances or purchases of securities, liquidations or dissolutions, or reclassifications of the then outstanding shares of an Ohio corporation with 50 or more shareholders (an issuing public corporation) involving, or for the benefit of, certain holders of shares representing 10% or more of the voting power (other than a current 10% shareholder that does not increase its present proportional interest) (an "Interested Shareholder"), unless (i) the applicable transaction is approved by the directors of the Company prior to the shareholder becoming an Interested Shareholder, (ii) the acquisition of 10% of the voting power is approved by the directors prior to the shareholder becoming an Interested Shareholder, or (iii) the transaction involves an Interested Shareholder who has been such for at least three years and the transaction is approved by holders of two-thirds of the voting power of the Company (or a lesser proportion provided in the articles of incorporation) and the holders of a majority of the voting power not held by the Interested Shareholder or certain minimum price and form of consideration requirements are met.

     Section 1707.041 of the Ohio Code regulates control bids for corporations in Ohio having certain concentrations of Ohio shareholders and permits the Ohio Division of Securities to suspend a control bid if certain information is not provided to offerees. A control bid includes the purchase or offer to purchase any equity security of the Company from a resident of Ohio if, after the purchase of that security, the offeror would be directly or indirectly the beneficial owner of more than 10% of any class of issued and outstanding equity securities of the Company. Section 1707.043 of the Ohio Code, the so-called "green mail disgorgement" statute, provides an Ohio corporation, or in certain circumstances the shareholders of an Ohio corporation, the right to recover profits realized under certain circumstances by persons who dispose of securities of a corporation within 18 months of proposing to acquire such corporation.

     It is possible that the foregoing provisions, including the classified Board of Directors, could discourage other persons from making a tender offer for or acquisition of substantial amounts of the Company's Common Shares, or may delay changes in control or management of the Company.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As stated above, in Item 11, Ohio Code authorizes Ohio corporations to indemnify officers and directors from liability if the officer or director acted in good faith and in a manner reasonably believed by the officer or director to be in or not opposed to the best interests of the corporation, and, with respect to any criminal actions, if the officer or director had no reason to believe his action was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made (i) if the person seeking indemnification is adjudged liable for negligence or misconduct, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification, or (ii) if liability asserted against such person concerns certain unlawful distributions. The indemnification provisions of the Ohio Code require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding that he was a party to by reason of the fact that he is or was a director or officer of the corporation. The indemnification authorized under Ohio law is not exclusive and is in addition to any other rights granted to officers and directors under the articles of incorporation or code of regulations of the corporation or any agreement between officers and directors and the corporation. A corporation may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against him and incurred by him in his capacity, or arising out of the status, as an officer or director, whether or not the corporation would have the power to indemnify him against such liability under the Ohio Code.

     The Company's Code of Regulations provides for the indemnification of directors and officers of the Company to the maximum extent permitted by Ohio law as authorized by the Board of Directors of the Company for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that he was a party to by reason of the fact that he is or was a director of the Company upon the receipt of an undertaking to repay such amount unless it is ultimately determined that the director is entitled to indemnification. The Code of Regulations authorizes the Company to purchase and maintain insurance on behalf of any director, officer, employee or agent of the Company against any liability asserted against them in such capacity or arising out of their status as such, whether or not the Company would have power to indemnify such officer, employee or agent against such liability under the provisions of the Code of Regulations of the Company.

     The Company maintains a directors' and officers' insurance policy which insures the officers and directors of the Company from any claim arising out of an alleged wrongful act by such persons in their respective capacities as officers and directors of the Company.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Preformed Line Products Company

     We have audited the accompanying consolidated balance sheets of Preformed Line Products Company and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Preformed Line Products Company and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                          Ernst & Young LLP

Cleveland, Ohio
February 12, 2001

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31
                                                              ----------------------
                                                                2000         1999
                                                              ---------    ---------
                                                              (THOUSANDS OF DOLLARS,
                                                              EXCEPT PER SHARE DATA)
ASSETS
Cash and cash equivalents...................................  $  9,470     $  6,907
Accounts receivables, less allowance of $910 ($690 in
  1999).....................................................    30,839       28,645
Inventories.................................................    43,648       45,608
Deferred income taxes.......................................     2,501        1,562
Prepaids and other..........................................     1,325        1,809
                                                              --------     --------
  Total Current Assets......................................    87,783       84,531
Property and equipment -- net...............................    58,743       53,999
Investments in foreign joint ventures.......................    10,148        9,235
Deferred income taxes.......................................     1,323        1,558
Goodwill, patents and other intangibles -- net..............     8,077        5,898
Other.......................................................     4,537        4,443
                                                              --------     --------
  Total Assets..............................................  $170,611     $159,664
                                                              ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Notes payable to banks......................................  $  1,704     $  2,989
Trade accounts payable......................................    10,289        8,114
Accrued compensation and amounts withheld from employees....     3,292        3,237
Accrued expenses and other liabilities......................     4,762        4,256
Accrued profit-sharing and pension contributions............     2,811        2,343
Accrued dividends...........................................       865          874
Accrued income taxes........................................     1,796        1,492
Deferred income taxes.......................................       180          230
Current portion of long-term debt...........................       545        1,255
                                                              --------     --------
  Total Current Liabilities.................................    26,244       24,790
Long-term debt, less current portion........................    20,160       14,507
Deferred income taxes.......................................       307          391
Minority interest...........................................        44          782

SHAREHOLDERS' EQUITY
Common stock -- $2 par value, 15,000,000 shares authorized,
  5,768,086 and 5,829,308 issued and outstanding net of
  387,562 and 326,340 treasury shares at par................    11,536       11,659
Retained earnings...........................................   127,994      121,223
Accumulated foreign currency translation adjustment.........   (15,674)     (13,688)
                                                              --------     --------
  Total Shareholders' Equity................................   123,856      119,194
                                                              --------     --------
  Total Liabilities and Shareholders' Equity................  $170,611     $159,664
                                                              ========     ========

See notes to consolidated financial statements

                       STATEMENTS OF CONSOLIDATED INCOME

                                                                  YEAR ENDED DECEMBER 31
                                                             --------------------------------
                                                               2000        1999        1998
                                                             --------    --------    --------
                                                                  (THOUSANDS OF DOLLARS,
                                                                  EXCEPT PER SHARE DATA)
Net sales..................................................  $207,332    $195,245    $216,244
Cost of products sold......................................   138,340     131,615     139,101
                                                             --------    --------    --------
     Gross Profit..........................................    68,992      63,630      77,143
Costs and expenses
  Selling..................................................    25,578      25,030      26,042
  General and administrative...............................    20,335      20,343      20,566
  Research and engineering.................................     5,709       5,514       5,542
                                                             --------    --------    --------
                                                               51,622      50,887      52,150
                                                             --------    --------    --------
     Operating Income......................................    17,370      12,743      24,993
Other income (expense)
  Equity in net income of foreign joint ventures...........       335         928         771
  Interest income..........................................       682         713         729
  Interest expense.........................................    (1,608)     (1,067)       (988)
  Other income -- net......................................       356       1,412       2,959
                                                             --------    --------    --------
                                                                 (235)      1,986       3,471
                                                             --------    --------    --------
     Income Before Income Taxes............................    17,135      14,729      28,464
Income taxes...............................................     6,084       4,528       9,458
                                                             --------    --------    --------
     Net Income............................................  $ 11,051    $ 10,201    $ 19,006
                                                             ========    ========    ========
Net income per share -- basic and diluted..................  $   1.91    $   1.71    $   3.10
                                                             ========    ========    ========
Average number of shares outstanding (in thousands)........     5,790       5,975       6,125
                                                             ========    ========    ========

See notes to consolidated financial statements.

                STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

                                                                          ACCUMULATED
                                                                            FOREIGN
                                               OUTSTANDING                 CURRENCY
                                                 COMMON       RETAINED    TRANSLATION
                                                  STOCK       EARNINGS    ADJUSTMENT      TOTAL
                                               -----------    --------    -----------    --------
                                                  (THOUSAND OF DOLLARS, EXCEPT PER SHARE DATA)
BALANCE AT JANUARY 1, 1998...................    $ 6,133      $110,644     $ (7,698)     $109,079
Net income...................................                   19,006                     19,006
Foreign currency translation
  adjustment -- net..........................                                (2,267)       (2,267)
                                                                                         --------
          Total comprehensive income.........                                              16,739
Purchase of 15,922 treasury shares...........        (32)         (490)                      (522)
Stock split effected as dividend.............      6,134        (6,134)                        --
Cash dividends declared -- $.575 per share...                   (3,520)                    (3,520)
                                                 -------      --------     --------      --------
BALANCE AT DECEMBER 31, 1998.................     12,235       119,506       (9,965)      121,776
Net income...................................                   10,201                     10,201
Foreign currency translation
  adjustment -- net..........................                                (3,723)       (3,723)
                                                                                         --------
          Total comprehensive income.........                                               6,478
Purchase of 288,018 treasury shares..........       (576)       (4,906)                    (5,482)
Cash dividends declared -- $.60 per share....                   (3,578)                    (3,578)
                                                 -------      --------     --------      --------
BALANCE AT DECEMBER 31, 1999.................     11,659       121,223      (13,688)      119,194
Net income...................................                   11,051                     11,051
Foreign currency translation
  adjustment -- net..........................                                (1,986)       (1,986)
                                                                                         --------
          Total comprehensive income.........                                               9,065
Purchase of 61,222 treasury shares...........       (123)         (812)                      (935)
Cash dividends declared -- $.60 per share....                   (3,468)                    (3,468)
                                                 -------      --------     --------      --------
BALANCE AT DECEMBER 31, 2000.................    $11,536      $127,994     $(15,674)     $123,856
                                                 =======      ========     ========      ========

See notes to consolidated financial statements.

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                                                                  YEAR ENDED DECEMBER 31
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                  (THOUSANDS OF DOLLARS)
OPERATING ACTIVITIES
Net income..................................................  $ 11,051   $ 10,201   $ 19,006
Adjustment to reconcile net income to net cash provided by
  operations
  Depreciation and amortization.............................    10,532      9,786      8,754
  Impairment charges........................................       879      1,000      1,100
  Deferred income taxes.....................................      (838)       325     (1,650)
  Equity in earnings of joint ventures -- net of dividends
     received...............................................      (103)       309        484
  Loss (gain) on sale of property and equipment.............        44      1,034     (2,275)
  Changes in operating assets and liabilities
     Receivables............................................    (1,870)       589     (1,132)
     Inventories............................................       561     (5,064)    (6,743)
     Trade payables and accrued expenses....................     2,681       (959)    (1,329)
     Income taxes...........................................       304        166      1,959
     Other -- net...........................................       263     (2,004)    (1,820)
                                                              --------   --------   --------
       Net Cash Provided by Operating Activities............    23,504     15,383     16,354
INVESTING ACTIVITIES
Capital expenditures........................................   (14,388)   (13,136)   (14,980)
Business acquisitions.......................................    (5,724)        --       (248)
Proceeds from the sale of property and equipment............     1,887         79      3,298
                                                              --------   --------   --------
       Net Cash Used in Investing Activities................   (18,225)   (13,057)   (11,930)
FINANCING ACTIVITIES
(Decrease) increase in notes payable to banks...............    (1,285)       937      1,668
Proceeds from the issuance of long-term debt................    24,443     20,584     14,216
Payments of long-term debt..................................   (20,140)   (16,190)   (16,341)
Dividends paid..............................................    (3,479)    (3,622)    (3,369)
Purchase of treasury stock..................................      (935)    (5,482)      (522)
                                                              --------   --------   --------
       Net Cash Used in Financing Activities................    (1,396)    (3,773)    (4,348)
Effects of exchange rate changes on cash and cash
  equivalents...............................................    (1,320)    (2,121)      (741)
                                                              --------   --------   --------
Increase (decrease) in cash and cash equivalents............     2,563     (3,568)      (665)
Cash and cash equivalents at beginning of year..............     6,907     10,475     11,140
                                                              --------   --------   --------
       Cash and Cash Equivalents at End of Year.............  $  9,470   $  6,907   $ 10,475
                                                              ========   ========   ========

See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

     On June 10, 1998 the Company effected a two-for-one stock split in the form of a 100% stock dividend. Accordingly, all per share amounts and average shares outstanding used in the calculation of per share amounts have been adjusted retroactively to reflect the stock split.

Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries where ownership is greater than 50% and the Company has effective controlling interest. All intercompany accounts and transactions have been eliminated upon consolidation. Non-consolidated investments in joint ventures are accounted for by the equity method. Dividends received from non-consolidated joint-ventures totaled $.4 million in 2000, $1.3 million in 1999 and $1.3 million in 1998.

Cash Equivalents

     Cash equivalents are stated at fair value and consist of highly liquid investments with remaining maturities of three months or less at the time of acquisition.

Inventories

     Inventories are carried at the lower of cost or market.

Depreciation and Amortization

     Depreciation for the majority of the Company's assets is computed using accelerated methods over the estimated useful lives. The estimated useful lives used are: land improvements, ten years; buildings, forty years; and machinery and equipment, three to ten years; with the exception of personal computers which are depreciated over three years using the straight line method. Goodwill is amortized by the straight-line method over periods ranging from ten to twenty years. Patents and other intangible assets primarily represent the value assigned to patents acquired with purchased businesses and are amortized using the straight-line method over their useful lives.

     Goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review primarily include operations reporting losses or a significant change in the use of an asset. The asset would be considered impaired when the future net undiscounted cash flows estimated to be generated by the asset are less than its carrying value. An impairment loss would be recognized based on the amount by which the carrying value of the asset exceeds its fair value.

Research and Development

     Research and engineering costs are expensed as incurred. Company sponsored research and development of new products costs were $2.3 million in 2000, $2.1 million in 1999 and $2.2 million in 1998.

Foreign Currency Translation

     Asset and liability accounts are translated into U.S. dollars using exchange rates in effect at the date of the consolidated balance sheet; revenues and expenses are translated at weighted average exchange rates in effect during the period. Translation gains and losses arising from exchange rate changes on transactions denominated in a currency other than the functional currency are included in income or expense as incurred. Such transactions have not been material. Unrealized translation adjustments are recorded as accumulated foreign currency translation adjustment in shareholders' equity.

                 (THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

Revenue Recognition

     Revenue is recognized when products are shipped and title has passed to unaffiliated customers.

Acquisitions

     During April 2000, the Company acquired assets and assumed certain liabilities of Rack Technologies Pty. Limited whose results of operations are included in the consolidated financial statements from the date of acquisition. Rack Technologies Pty. Limited has two foreign locations and one domestic location. The Company accounted for this acquisition using the purchase method. The initial cash payment for this acquisition was $5.3 million. Under the terms of the acquisition agreement, the Company is obligated to make additional payments based on the acquired company's profitability of ongoing operations for the years 2000 and 2001. These additional payments will be recorded as goodwill and will be amortized over the remaining life of the original goodwill. The Company will make a payment of $.8 million in 2001 for the year 2000.

     In addition during April 2000, the Company acquired the remaining twenty percent minority interest in its subsidiary in the Peoples' Republic of China for $.4 million.

New accounting pronouncements

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement, along with its amendments SFAS No. 137 and SFAS No. 138, will become effective for the Company for fiscal year 2001. The Company has evaluated the effects of these Statements on its accounting and reporting policies, and the adoption of the Statement will not have a material impact on the Company's consolidated financial statements.

NOTE B - SUPPLEMENTAL INFORMATION

                                                                 DECEMBER 31,
                                                              ------------------
                                                               2000       1999
                                                              -------    -------
INVENTORIES
Finished products...........................................  $20,209    $21,517
Work-in-process.............................................    1,592      2,223
Raw materials...............................................   24,174     24,068
                                                              -------    -------
                                                               45,975     47,808
Excess of current cost over LIFO cost.......................   (2,327)    (2,200)
                                                              -------    -------
                                                              $43,648    $45,608
                                                              =======    =======

     The Company uses the last-in, first-out (LIFO) method of determining cost for the majority (approximately $21.1 million in 2000 and $23.2 million in 1999) of its inventories in the United States. All other inventories are determined by the FIFO method.

                 (THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
PROPERTY AND EQUIPMENT -- AT COST
Land and improvements.......................................  $  6,623    $  5,989
Buildings and improvements..................................    36,070      32,168
Machinery and equipment.....................................    73,171      66,967
Construction in progress....................................     5,560       5,873
                                                              --------    --------
                                                               121,424     110,997
Less accumulated depreciation...............................    62,681      56,998
                                                              --------    --------
                                                              $ 58,743    $ 53,999
                                                              ========    ========

     Depreciation of property and equipment was $8.4 million in 2000, $8.0 million in 1999 and $7.5 million in 1998.

                                                                 DECEMBER 31,
                                                              ------------------
                                                               2000       1999
                                                              -------    -------
GOODWILL AND INTANGIBLE ASSETS
Goodwill....................................................  $ 9,183    $ 8,716
Patents and other intangible assets.........................    7,339      3,555
                                                              -------    -------
                                                               16,522     12,271
Less accumulated amortization...............................    8,445      6,373
                                                              -------    -------
                                                              $ 8,077    $ 5,898
                                                              =======    =======

NOTE C - PENSION PLANS

     Domestic hourly employees of the Company and certain employees of foreign subsidiaries who meet specific requirements as to age and service are covered by defined benefit pension plans. Net periodic benefit cost and obligations of the Company's foreign plans are not material. Net periodic benefit cost for the Company's domestic plan included the following components for the year ended December 31:

                                                             2000     1999     1998
                                                             -----    -----    -----
Service cost...............................................  $ 487    $ 568    $ 520
Interest cost..............................................    530      498      435
Expected return on plan assets.............................   (569)    (516)    (428)
Amortization of the unrecognized transition asset -- net...     13       13       17
                                                             -----    -----    -----
Net periodic benefit cost..................................  $ 461    $ 563    $ 544
                                                             =====    =====    =====

                 (THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

     The following table sets forth benefit obligations, assets and the prepaid (accrued) benefit cost of the Company's domestic defined benefit plan at December 31:

                                                               2000      1999
                                                              ------    -------
Projected benefit obligation at beginning of the year.......  $6,967    $ 7,112
Service cost................................................     487        568
Interest cost...............................................     530        498
Actuarial loss (gain).......................................     314     (1,097)
Curtailment.................................................    (121)        --
Benefits paid...............................................    (141)      (114)
                                                              ------    -------
Projected benefit obligation at end of the year.............  $8,036    $ 6,967
                                                              ======    =======
Fair value of plan assets at beginning of the year..........  $7,445    $ 7,192
Actual return on plan assets................................     197        (96)
Employer contributions......................................      --        463
Benefits paid...............................................    (141)      (114)
                                                              ------    -------
Fair value of plan assets at end of the year................  $7,501    $ 7,445
                                                              ======    =======
Plan assets in excess of (less than) benefit obligations....  $ (535)   $   478
Unamortized:
  Net loss (gain)...........................................     387       (257)
  Transition asset..........................................      25         38
                                                              ------    -------
Prepaid (accrued) benefit cost..............................  $ (123)   $   259
                                                              ======    =======

     In determining the projected benefit obligation, the assumed discount rate was 7.5% for 2000 and 1999, the rate of increase in future compensation levels was 4.0% for 2000 and 1999, and the expected long-term rate of return on plan assets was 7.5% in 2000 and 7.0% in 1999. The Company's policy is to fund amounts deductible for federal income tax purposes. Expense for defined contribution plans was $2.5 million in 2000, 1999 and 1998.

NOTE D - DEBT AND CREDIT ARRANGEMENTS

                                                                 DECEMBER 31,
                                                              ------------------
                                                               2000       1999
                                                              -------    -------
Revolving credit agreement..................................  $17,400    $12,500
Australian dollar denominated term loans (A$3,900 and
  A$2,600), at 7.3 to 7.46% currently, due annually
  2001-2006.................................................    2,141      1,690
Other loans in various denominations, currently ranging from
  5.4% to 18.5%, due 2001-2005..............................    1,164      1,572
                                                              -------    -------
                                                               20,705     15,762
Less current portion........................................     (545)    (1,255)
                                                              -------    -------
                                                              $20,160    $14,507
                                                              =======    =======

     The revolving credit agreement makes $40 million available through December 31, 2002 at an interest rate at the lower of the lender's prime rate, 1/2% above the London interbank rate (LIBOR) or the lender's cost of funds plus 1/2%. The effective rate at December 31, 2000 was 7.125%. The revolving credit agreement contains among other provisions, requirements for maintaining levels of working capital and net worth. Under the most restrictive of the covenants approximately $54.5 million of net worth (exclusive of accumulated foreign currency translation adjustment) was available for payment of dividends as of December 31, 2000.

                 (THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

     Aggregate maturities of long-term debt during the next five years are as follows: 2001, $.5 million; 2002, $18.8 million; 2003, $.4 million; 2004, $.5 million and 2005, $.5 million.

     Interest paid was $1.6 million in 2000, $1.1 million in 1999 and $1.0 million in 1998.

     The fair value of debt approximates the amounts recorded.

NOTE E - LEASES

     The Company has commitments under operating leases primarily for office and manufacturing space, transportation equipment and computer equipment. Rental expense was $1.3 million in 2000 and $1.0 million in each of 1999 and 1998. Future minimum rental commitments having non-cancelable terms exceeding one year are $1.2 million in 2001, $1.2 million in 2002, $.8 million in 2003, $.8 million in 2004, $.8 million in 2005 and an aggregate $12.3 million thereafter.

NOTE F - INCOME TAXES

     The provision for income taxes is based upon income before tax for financial reporting purposes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax bases of assets and liabilities and their carrying value for financial statement purposes. In estimating future tax consequences, the company considers anticipated future events, except changes in tax laws or rates, which are recognized when enacted.

     Income before income tax consists of the following:

                                                         2000       1999       1998
                                                        -------    -------    -------
United States.........................................  $ 6,617    $ 5,965    $18,028
Foreign...............................................   10,518      8,764     10,436
                                                        -------    -------    -------
          Total.......................................  $17,135    $14,729    $28,464
                                                        =======    =======    =======

     The components of income tax expense are as follows:

                                                           2000      1999      1998
                                                          ------    ------    -------
Current:
  Federal...............................................  $2,753    $1,117    $ 7,164
  Foreign...............................................   3,662     2,096      2,523
  State and local.......................................     507       990      1,421
                                                          ------    ------    -------
                                                           6,922     4,203     11,108
                                                          ------    ------    -------
Deferred:
  Federal...............................................    (660)     (243)    (1,443)
  Foreign...............................................    (178)      568       (207)
                                                          ------    ------    -------
                                                            (838)      325     (1,650)
                                                          ------    ------    -------
                                                          $6,084    $4,528    $ 9,458
                                                          ======    ======    =======

                 (THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

     The differences between the provision for income taxes at the U.S. statutory rate and the tax shown in the consolidated statements of income are summarized as follows:

                                                            2000      1999      1998
                                                           ------    ------    ------
Tax at statutory rate of 35%.............................  $5,996    $5,155    $9,962
State and local taxes, net of federal benefit............     507       696       907
Non-deductible expenses..................................     604       926       574
Non-U.S. tax rate variances net of foreign tax credits...    (890)   (1,523)   (1,113)
Other, net...............................................    (133)     (726)     (872)
                                                           ------    ------    ------
                                                           $6,084    $4,528    $9,458
                                                           ======    ======    ======

     The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets (liabilities) at December 31 are as follows:

                                                               2000      1999
                                                              ------    ------
Deferred tax assets:
  Accrued compensation and benefits.........................  $  885    $  822
  Depreciation and other basis differences..................   1,076       689
  Inventory obsolescence....................................     550       204
  Allowance for doubtful accounts...........................     310       253
  Other reserves............................................     691       979
  Other.....................................................     312       173
                                                              ------    ------
  Gross deferred tax assets.................................  $3,824    $3,120

Deferred tax liabilities:
  Depreciation and other basis differences..................    (307)     (340)
  Inventory.................................................      --      (295)
  Other.....................................................    (180)       14
                                                              ------    ------
  Gross deferred tax liabilities............................    (487)     (621)
                                                              ------    ------
  Net deferred tax assets...................................  $3,337    $2,499
                                                              ======    ======

     The Company has not provided for income taxes on approximately $46 million of undistributed earnings of foreign subsidiaries and joint ventures. The Company intends to reinvest these earnings indefinitely in operations outside the United States. If distributed, such earnings would be subject to withholding taxes but substantially free of United States income taxes.

     Income taxes paid, net of refunds, were $6.2 million in 2000, $4.8 million in 1999, and $10.1 million in 1998.

NOTE G - STOCK OPTIONS

     The 1999 Stock Option Plan (Plan) provides for granting of 300,000 options to key employees to buy common shares of the Company at not less than fair market value of the shares on the date of grant. At December 31, 2000 there were 300,000 shares reserved for the Plan. Under the Plan, options vest 50% one year following the date of the grant, 75% after two years, 100% after three years and expire from five to ten years from the date of grant.

     In 2000, 155,000 options were granted at exercise prices of $15.125 and $16.638 per share. All options were outstanding as of December 31, 2000 and no options were exercisable as of December 31, 2000.

                 (THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

     As permitted under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), the Company applies the intrinsic value based method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, to account for stock options granted to employees to purchase common shares. Under this method, compensation expense is measured as the excess, if any, of the market price at the date of grant over the exercise price of the options. Therefore, no compensation expense has been recorded.

     SFAS 123 requires pro forma disclosure of the effect on net income and earnings per share when applying the fair value method of valuing stock-based compensation. If the fair value method to measure compensation cost for the Company's stock compensation plan had been used, the Company's net income would have been reduced by $.5 million in 2000 ($.09 per share). For purposes of this pro forma disclosure, the estimated fair value of the options is amortized ratably over the vesting period.

     Disclosures under the fair value method are estimated using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate.....................................  5.88%
Dividend yield..............................................  3.97%
Expected life...............................................  5 years
Expected volatility.........................................  25.6%

NOTE H - COMPUTATION OF EARNINGS PER SHARE

                                                               2000       1999       1998
                                                              -------    -------    -------
Numerator
  Net income................................................  $11,051    $10,201    $19,006
                                                              =======    =======    =======
Denominator
  Determination of shares
     Weighted average common shares outstanding.............    5,790      5,975      6,125
     Dilutive effect -- employee stock options..............       --         --         --
                                                              -------    -------    -------
     Diluted weighted average common shares outstanding.....    5,790      5,975      6,125
                                                              =======    =======    =======
Earnings per common share
  Basic.....................................................  $  1.91    $  1.71    $  3.10
  Diluted...................................................  $  1.91    $  1.71    $  3.10

NOTE I - ASSET IMPAIRMENT

     In December 1998, the Company decided to close or sell an aluminum casting operation located in Birmingham, Alabama. As a result, the Company recorded an impairment charge of $1.1 million to reduce the carrying value of certain assets related to this manufacturing facility. In 1999, after an independent appraisal of the fair value of this facility, the Company recorded an additional $1.0 million impairment charge. These impairment charges are reflected in the consolidated statements of income for the years ended December 31, 1999 and 1998 as cost of sales. In February 2000, the Company sold certain long-lived assets as well as operating assets located at this facility to a third party.

                 (THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

NOTE J - BUSINESS SEGMENTS

     The Company designs, manufactures and sells hardware employed in the construction and maintenance of telecommunications, energy and other utility networks. Principal products include cable anchoring and control hardware, splice enclosures and devices which are sold primarily to customers in North and South America, Europe and Asia.

     The Company's segments are based on the way management aggregates business units for making operating decisions and assessing performance. The Company's reportable operating segments are domestic and foreign operations. The accounting policies of the operating segments are the same as those described in Note A.

                                                       2000        1999        1998
                                                     --------    --------    --------
Net sales
  Domestic.........................................  $125,764    $123,228    $138,981
  Foreign..........................................    81,568      72,017      77,263
                                                     --------    --------    --------
Total net sales....................................  $207,332    $195,245    $216,244
                                                     ========    ========    ========
Intersegment sales
  Domestic.........................................  $  4,996    $  3,490    $  7,849
  Foreign..........................................       732         427         401
                                                     --------    --------    --------
Total intersegment sales...........................  $  5,728    $  3,917    $  8,250
                                                     ========    ========    ========
Operating income
  Domestic.........................................  $  4,801    $  1,707    $ 13,693
  Foreign..........................................    12,569      11,036      11,300
                                                     --------    --------    --------
                                                       17,370      12,743      24,993
Equity in net income of joint ventures.............       335         928         771
Interest income
  Domestic.........................................        58         124          55
  Foreign..........................................       624         589         674
                                                     --------    --------    --------
                                                          682         713         729
Interest expense
  Domestic.........................................    (1,206)       (642)       (751)
  Foreign..........................................      (402)       (425)       (237)
                                                     --------    --------    --------
                                                       (1,608)     (1,067)       (988)
Other income -- net................................       356       1,412       2,959
                                                     --------    --------    --------
Income before income taxes.........................  $ 17,135    $ 14,729    $ 28,464
                                                     ========    ========    ========
Identifiable assets
  Domestic.........................................  $ 97,905    $ 95,051    $ 88,592
  Foreign..........................................    62,558      55,378      59,920
                                                     --------    --------    --------
                                                      160,463     150,429     148,512
  Corporate........................................    10,148       9,235       9,205
                                                     --------    --------    --------
Total assets.......................................  $170,611    $159,664    $157,717
                                                     ========    ========    ========

                 (THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

                                                       2000        1999        1998
                                                     --------    --------    --------
Long-lived assets
  Domestic.........................................  $ 37,394    $ 33,842    $ 31,973
  Foreign..........................................    21,349      20,157      19,622
                                                     --------    --------    --------
                                                     $ 58,743    $ 53,999    $ 51,595
                                                     ========    ========    ========
Depreciation and amortization
  Domestic.........................................  $  8,423    $  7,284    $  6,554
  Foreign..........................................     2,109       2,502       2,200
                                                     --------    --------    --------
                                                     $ 10,532    $  9,786    $  8,754
                                                     ========    ========    ========

     Transfers between geographic areas are generally above cost and consistent with rules and regulations of governing tax authorities. Corporate assets are equity investments in joint ventures.

NOTE K - QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                 THREE MONTHS ENDED
                                                     ------------------------------------------
                                                     MARCH 31    JUNE 30    SEPT. 30    DEC. 31
                                                     --------    -------    --------    -------
2000
Net sales..........................................  $49,820     $54,988    $53,353     $49,171
Gross profit.......................................   16,013      18,545     17,345      17,089
Income before income taxes.........................    3,684       5,103      4,414       3,934
Net income.........................................    2,831       3,097      2,679       2,444
Net income per share, basic and diluted............  $  0.49     $  0.53    $  0.46     $  0.43

1999
Net sales..........................................  $46,684     $49,471    $52,609     $46,481
Gross profit.......................................   15,029      16,443     17,413      14,745
Income before income taxes.........................    3,318       3,157      5,626       2,628
Net income.........................................    2,794       2,154      3,640       1,613
Net income per share, basic and diluted............  $  0.46     $  0.35    $  0.62     $  0.28

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

     The following consolidated financial statements of the Company are included in Item 13:

PAGE                      FINANCIAL STATEMENTS
----                      --------------------
  28  Report of Ernst & Young LLP, Independent Auditors
  29  Consolidated Balance Sheets at December 31, 1999 and 2000
  30  Statements of Consolidated Income for the years ended
      December 31, 1998, 1999 and 2000
  31  Statements of Consolidated Shareholders' Equity for the
      years ended December 31, 1998, 1999 and 2000
  32  Statements of Consolidated Cash Flows for the years ended
      December 31, 1998, 1999 and 2000

                 (THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

(b) Exhibit Index

EXHIBIT NO.                      DESCRIPTION OF EXHIBIT
-----------                      ----------------------
    3.1       Amended and Restated Articles of Incorporation of Preformed
              Line Products Company
    3.2       Amended and Restated Code of Regulations of Preformed Line
              Products Company
    4         Description of Specimen Stock Certificate
   10.1       Agreement between Ruhlman Motor Sports and Preformed Line
              Products Company dated February 28, 2001 regarding
              sponsorship of racing car
   10.2       Agreement between Ruhlman Motor Sports and Preformed Line
              Products Company dated February 1, 2000 regarding
              sponsorship of racing car
   10.3       Agreement between Ruhlman Motor Sports and Preformed Line
              Products Company dated February 4, 1999 regarding
              sponsorship of racing car
   10.4       Employment Agreement between Kenneth W. Brownell, Jr. and
              Preformed Line Products Company dated December 3, 1998
   10.5       Preformed Line Products Company 1999 Employee Stock Option
              Plan
   10.6       Preformed Line Products Company Officers Bonus Plan
   10.7       Preformed Line Products Company Executive Life Insurance
              Plan -- Summary
   10.8       Preformed Line Products Company Supplemental Profit Sharing
              Plan
   10.9       Revolving Credit Agreement between National City Bank and
              Preformed Line Products Company, dated December 30, 1994, as amended
   21         Subsidiaries of Preformed Line Products Company

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          PREFORMED LINE PRODUCTS COMPANY

                                          /s/ ROBERT G. RUHLMAN
                                          --------------------------------------
                                          Robert G. Ruhlman
                                          President and Chief Executive Officer

April 30, 2001